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FOSTER'S
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CONSUMER LED & CUSTOMER DRIVEN

The following release was made to the Australian Stock Exchange Limited today:

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"Preliminary Final Report"

Released: 29 August 2006

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Fosters Brewing

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APPENDIX 4E

FOSTER'S GROUP LIMITED

FOR THE TWELVE MONTHS ENDED 30 JUNE 2006

ABN 49 007 620 886

Results for announcement to the market

Extracts from this report for announcement to the market.

				$m
Total operating revenue	up	23.2%	to	$5,119.8
Profit from continuing operations after tax attributable to members	up	112.0%	to	$1,401.5
Net profit for the period attributable to members	up	26.8%	to	$1,166.2

Dividends	Amount per security	Franked amount per security at 30% tax
Final dividend	11.75¢	11.75¢
Interim dividend	9.75¢	9.75¢
Total dividend	21.50¢	21.50¢

Record date for determining entitlements to the dividends	8 September 2006

Annual Meeting
The annual meeting will be held as follows:

Place	Palladium at Crown Level 1, Whiteman Street Southbank, Victoria
Date	Monday 23 October 2006
Time	10.30 am
Approximate date the annual report will be available	Monday 18 September 2006

Compliance Statement

This report has been prepared under accounting policies which comply with the Corporations Act 2001, the Accounting standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies. This report gives a true and fair view of the matters disclosed. The financial statements have been audited. No qualifications have been made by the auditors.

FOSTER'S GROUP

29 August 2006

Foster's Group earnings per share[1] up 14.8%

Operating cash flow pre interest & tax up 43.2%

- Reported Net Profit after tax up 26.8% to $1,166.2 million
- Normalised[1] Net Profit after tax up 15.4% to $623.1 million
- EBIT Margins up 180 basis points 22.6%
- Net Debt down $734 million to $3,499 million
- On-market share buy-back of up to $200 million

Results Summary - Foster's Group Limited results for the year ended 30 June 2006			
	FY06 $m	**FY05[2] $m**	**% Change**
Group Statutory Reporting Basis			
Net Sales Revenue (NSR)	**4,946.4**	3,972.3	24.5
EBIT	**1,119.3**	825.6	35.6
Net significant items (after tax)	**556.5**	(50.9)	
Net Profit After Tax	**1,166.2**	919.9	26.8
Operating Cash Flow pre interest and tax (OCFPIT)	**1,277.4**	817.7	56.2
EBIT / NSR (%)	**22.6**	20.8	1.8 pts
Earnings Per Share (cents)	**58.0**	46.0	26.1
Dividend (cents per share)	**21.5**	20.0	7.5
Continuing Business Pre Significant Items[1]			
Net Sales Revenue (NSR)	**4,946.4**	3,972.3	24.5
EBIT	**1,119.3**	825.6	35.6
Net Profit After Tax[1]	**623.1**	540.0	15.4
Operating Cash Flow pre interest and tax (OCFPIT)	**1,324.6**	924.9	43.2
EBIT / NSR (%)	**22.6**	20.8	1.8 pts
OCFPIT / EBITDAS %	**102.7**	93.2	9.5 pts
Earnings Per Share (cents)[1]	**31.0**	27.0	14.8

1 Net Profit After Tax and Earnings Per Share are continuing businesses pre significant items, SGARA and amortisation

2 Southcorp was consolidated from mid May 2005

CEO Comments

Foster's Chief Executive Officer, Trevor O'Hoy said:

"One year on from the completion of the Southcorp acquisition, Foster's is a fundamentally different company.

"We are successfully integrating Southcorp, realising synergies and re-engineering global supply to be more flexible, responsive and low cost.

"I'm happy to report that the Southcorp integration is now largely complete and synergy capture is ahead of plan.

"We've integrated sales and related support functions, rationalised production infrastructure and overheads, and developed a strong pipeline of initiatives to grow wine revenues.

"During a period of integration and transformation, the strength of our core businesses and the benefits of our balanced portfolio shone through.

"For the second consecutive year, normalised earnings per share grew more than 14%, and we expanded EBIT margins in all of our businesses except Wine Clubs and Services. Group margins were up 180 basis points to 22.6%. Pro Forma[3] Group margins expanded 370 basis points.

"Significantly, the Southcorp acquisition was neutral to earnings in its first full year.

"We've continued to narrow our focus on premium drinks, realising significant value from under-performing or non-strategic assets, from breweries in Asia to wineries in the Hunter Valley.

"Today we took that a step further, announcing our intention to dispose of our Wine Clubs and Wine Services businesses; further reinforcing our focus on core businesses.

"Strong operating cash flows and proceeds from asset sales have contributed to reduce net debt to $3.5 billion, creating the opportunity to return funds to shareholders through an on-market share buy-back.

"CUB delivered another outstanding result, driven by strong revenue growth in our core beer, spirit and ready-to-drink portfolios, and the realisation of supply and overhead efficiencies.

"We've reconfigured our Australian customer facing business into a new, customer-focused, service-oriented organisation, creating revenue and margin opportunities for both customers, and Foster's.

"Our global wine business faced challenges during the period and revenue growth was disappointing. While our focus on integration and synergies created some distraction, innovation is now firmly at the top of the agenda.

"Today, we re-launched Rosemount as a contemporary style leader and we introduced the Lindemans Country of Origin range, demonstrating our unique global sourcing capability. These are just two examples of a range of innovation and new product development initiatives that we believe will drive improved revenue performance in 2007.

"Notwithstanding the cyclical impacts of wine oversupply in Australia, Foster's is well positioned with balanced supply commitments and significantly increased flexibility in future years. The wine category continues to show growth in all of our markets. Consumers continue to demand high levels of quality and consistency that premium branded products such as ours are uniquely able to provide.

---

3 Pro Forma information has been prepared as if the Southcorp acquisition had been completed on 30 June 2004. Refer Pro Forma definition on page 12

"As a business, we have never been in a better position to grow, with most of the integration activity now behind us, and a strong pipeline of new product initiatives in place to drive revenue growth.

"Looking forward we remain confident of achieving all of the financial targets we put in place at the time of the Southcorp integration.

"Finally, we've taken another important step towards being One Foster's with the introduction of a new consumer-focused regional organisation structure from 1 August.

FULL YEAR HIGHLIGHTS

As the company continues its transformation to a focussed branded drinks company, fiscal 2006 saw a number of key achievements.

Highlights include:

- Normalised earnings per share up 14.8% to 31.0 cents with the impact of the Southcorp acquisition neutral in its first full year.
- More than $1 billion realised from the sale of the Foster's brand in Europe and India and divestment of our Asian brewing businesses.
- Announcement of an on-market share buy back program of up to $200 million.
- Intention to divest Wine Clubs and Services businesses.

Continuing business EBIT pre significant items increased 35.6% to $1,119 million with strong growth from Carlton and United Beverages (CUB) and an initial full year contribution from Southcorp and related synergies.

- CUB EBIT increased 17.0% to $670 million with a combination of volume growth, pricing, mix shift and the realisation of supply efficiency measures.
- Wine Trade EBIT increased 81.8% to $431 million. Pro Forma wine trade EBIT increased 31.1% with synergy realisation and growth in the Americas and Continental Europe partially offset by a competitive trading environment in Australia and the United Kingdom.
- Southcorp integration synergies of $61 million were realised and synergies now expected to reach approximately $165 million by 2008.

Continuing Business Operating Cash Flow prior to interest and tax (OCFPIT) improved 43% to $1.325 billion with strong improvement in Wine Trade operating cash flows.

- Continuing business OCPFIT/EBITDAS pre significant items improved 9.5 points to 102.7 %.
- Wine Trade OCPFIT/EBITDAS improved 31.0 points to 103.6%.
- Net capital expenditure increased 67.3% to $220 million.

The Directors have declared a final dividend of 11.75 cents per ordinary share fully franked, an increase of 9.3% on the 2005 final dividend.

2006 REVIEW

After 2-years of transformation, Foster's has emerged as a fundamentally different company – a focused drinks company that is consumer led, and customer driven.

With the acquisition and integration of Southcorp, Foster's has complemented its brand presence in a growth category – premium wine – and strengthened the Group's ability to grow revenue, expand margins, generate cash flows, and drive efficiencies.

Foster's is intent on delivering superior value creation through its diversified premium brand portfolio, a focus on profitable segments and markets, and strong distribution capabilities.

REVENUE GROWTH

Reported revenue increased 24.5% to $4,946 million and on a Pro Forma basis revenue increased 1.9%. Growth in Australian beer, spirits, RTD's and Cider remains solid. However, revenue growth in global wine was limited by a primary focus on integration activities and synergy realisation, and minimal new product innovation throughout the year. Wine revenue is expected to improve in fiscal 2007 as benefits from the route to market integration activities undertaken in 2006 are realised and a range of product innovation is brought to market, including the initiatives surrounding the Rosemount and Lindemans brands announced today.

Increased Investment in Market Insights

The value of Foster's consumer and customer insights has been demonstrated in the Australian market with the reinvigoration of Carlton Draught and the successful launch of Pure Blonde with sales of almost 2 million cases in its first full year. Consumer insights have also contributed to the creation and targeting of unique technology enabled marketing campaigns for key brands such as Carlton Draught and VB.

Foster's has further developed its global consumer and customer insights capability with the establishment of the global wine marketing team in the first half and the regional insights teams now in place in the Americas and Europe to complement the Australian I-Nova team. Following the business reorganisation announced in July, the Foster's global marketing team will be responsible for driving marketing and brand strategy for all global brands, and work with regional marketing teams to define local execution priorities.

Major wine consumer and customer studies have been completed in each region, identifying clearly differentiated positioning for each global and regional priority brand, based on consumer occasions and preferences. Insights have played a key role in identifying and targeting the customer and consumer needs and occasions that are reflected in the development of recently released and forthcoming wine new product initiatives, including the re-launch of Rosemount, the release of the Lindemans Country of Origin range, and the Wolf Blass PET packaging initiatives announced today.

Route to Market Integration

Foster's has completed the first phase of integration of sales and related support functions in all markets.

In Australia, Foster's has further developed its multi-beverage business with the integration of the CUB, Beringer Blass Wine Estates and Southcorp route to market activities into one customer facing team, organised into four channels. This multi-

beverage model will allow Foster's to service more customers more often and more efficiently with products and services aligned to customers needs.

The Foster's Beverage Services team is now in place providing services to customers such as store layout and in-store merchandising, and new customer relationship teams have already achieved new wine distributions in the Local channel, focussing on popular table wines to existing beer customers. The new model is in its very early days, and systems integration remains a key focus, however, the benefits of the model remain compelling and the next year will see further development of customer service as team structures, technology, and portfolios are refined to meet customer needs.

Foster's route to market integration in the Americas was completed in the second half with the transition to a direct distribution model in Canada. Additional refinement is continuing with the formation of a specialist luxury on-premise sales team, the Estates Wine Group, to complement the existing Beringer Estates and Limestone Estates sales teams.

Foster's European route to market integration was completed in the first half. Strong relationships have been re-established with the major UK retailers during the year with promotional programs developed for the next 12 months. The integration has also provided the opportunity to develop dedicated sales teams to target specialist channels such as on-premise and convenience outlets; and has delivered significantly increased scale in Continental Europe where growth in the combined portfolio remains strong.

Innovation and Brand Investment

Innovation and brand investment are key drivers of revenue growth.

In 2006 Foster's continued to invest heavily behind the core brand portfolio with brand advertising and promotional (A & P) spend across the Group remaining over 9% of net sales revenue. The Carlton Draught and VB campaigns have highlighted the efficiency and effectiveness of innovation in A & P, and strong gains have been made by new, extended or reinvigorated brands including Carlton Draught, Pure Blonde and Cougar.

Limited new wine product innovation reached the market during 2006 as business focus remained principally on Southcorp integration and efficiency opportunities. However, 2006 has seen a strong pipeline of new product initiatives built for 2007 with processes embedded to ensure a continuation of activity beyond 2007. In particular, the Global Wine Marketing and regional insights teams have completed detailed reviews of the Rosemount and Lindemans brands and new initiatives are now being brought to market including:

- The global re-launch of Rosemount with fresh wine styles, a simplified brand architecture, innovative packaging and comprehensive brand investment program.
- The launch of the Lindemans Winemakers Reserve range in the UK and the Country of Origin range with wines from Chile, New Zealand and South Africa.
- The launch of Yellow and Pink in the Americas and Europe.

SUPPLY EFFICIENCY

Foster's supply efficiency initiatives delivered cost reduction and cash flow benefits with EBIT / sales margins increasing 1.8 points to 22.6%, and Pro Forma Group EBIT/sales margins increasing 3.7 points.

Margins in the CUB business increased 3.0 points to 33.4% with mix adjusted Cost of Goods (COGS) in line with the prior period as benefits from the reconfigured Australia brewery network are realised. We expect mix adjusted non-wine unit costs in the Australian multi-beverage business to increase between 3 and 5% in 2007.

In global wine supply, cost reductions have been captured from initiatives associated with the Southcorp integration and other previously announced programs. These initiatives are delivering immediate cash flow benefits, a 4.4 point increase in Pro Forma Wine Trade EBIT / sales margins to 19.3% despite increased A & P expenditure, and are expected to contribute to further margin expansion in 2007 and 2008.

Winery and Packaging Consolidation

During the year Foster's continued to consolidate activities to our most technologically advanced, flexible and efficient facilities.

In California, luxury wine making capacity at the Asti winery was upgraded. Following the sale of the Geyserville winery, Chateau Souverain wines will be produced at Asti in 2006. In Australia, Foster's consolidated winemaking in Coonawarra at the Wynns winery, temporarily in the Hunter Valley at the Rosemount Denman winery, increased production at Wolf Blass, and sold the Rothbury Estate and Jamieson's Run wineries.

In June Foster's announced an intention to sell the Rosemount Denman, Seppeltsfield, Domaine La Motte and the white wine production facilities at Penfold's Nuriootpa winery. These initiatives are expected to deliver further quality and efficiency benefits.

Foster's is continuing to develop more efficient wine packaging infrastructure with the commissioning of the Wolf Blass packaging facility in January 2006, construction of the new Napa bottling centre due to be commissioned in September 2006, and an upgrade of facilities at Karadoc throughout fiscal 2007. These initiatives will allow Foster's to consolidate packaging activities from 8 primary facilities to 3, and provide increased flexibility with packaging types and locations.

Wine Sourcing and Grape Supply Arrangements

Foster's demand planning process and grape and bulk wine supplier management have delivered balanced inventories through the large Californian and Australian vintages and the integration of Southcorp's substantial viticultural assets and contract supplier base.

Foster's continues to adjust committed supply in order to balance risk and deliver appropriate returns while maintaining access to grapes and bulk wine to make great wines. Initiatives implemented in 2005 and 2006 to align intake to end product use, rebalance grape and bulk wine contract purchases and to create annual intake flexibility through staggered supplier contract maturities have provided flexibility, lower Cost of Goods, reductions in inventory and cash flow benefits.

Going into the 2006 Californian and 2007 Australian vintages Foster's has increasing flexibility with sourcing commitments, and significant opportunities to further increase supply flexibility in the following vintages.

Australian Logistics Footprint

Foster's is transforming its Australian warehousing and distribution networks into a national, low cost multi beverage platform with "one delivery" capability to the largest network of Australian customers. To date Foster's logistics network has reduced from 41 to 30 distribution centres, with the transformation of the network due to be completed within 18 months.

The former Beringer Blass and Southcorp warehouse and distribution networks were combined as part of the Southcorp integration process in 2006 with multi beverage distribution centres developed in South Australia and Western Australia.

The transformation to truly national multi-beverage capability is now under way. Based on simplified processes and common warehouse, transport and stock picking systems, the development of the national multi beverage network includes warehouse upgrades at major production sites, the development of a national network of multi beverage distribution centres and the transformation of the metropolitan and regional customer delivery networks.

FOCUS AND EFFICIENCY

Capital Management

Foster's today announced an "on market" share buy back program of up to $200 million.

Strong operating cash flows complemented by proceeds from asset sales have contributed to reduce net debt balances to below $3.5 billion at 30 June 2006. This, combined with expected strong operating cash flows and proceeds from further asset sales including the recently announced sale of our brewing operations in India and Vietnam, have created the opportunity to return funds to shareholders through an on-market share buy-back program.

Reflecting strong cash realisation, Foster's split credit rating was removed in April with S&P upgrading Foster's credit rating to BBB flat. Notwithstanding the $200 million share buy back, Foster's expects continued strong cash flows to reduce net debt below $3 billion in fiscal 2008 – one year ahead of expectations at the time of the Southcorp acquisition. Foster's remains committed to achieving metrics consistent with a BBB+ / Baa1 credit rating by Fiscal 2008.

Foster's Brand

The worldwide success of the Foster's brand continues – with global volume growth of 9.5% in 2006, in a global beer market growing 2.7%. However the value created for Foster's shareholders by the growth of this great brand has been limited.

Foster's has implemented a number of initiatives to improve the financial returns of its international beer business including the sale of the Foster's trademark in regions where the financial metrics supporting a sale were compelling, the sale of the Asian brewing businesses and the rationalisation of global sponsorships and overheads. Together these transactions have generated gross proceeds of more than A$1 billion with less than A$5 million of net earnings forgone.

A pre-tax significant profit of $713 million relating to these transactions was reported in fiscal 2006 with a further pre-tax profit relating to the transactions announced on 4 August 2006 of approximately $230 million expected to be reported in fiscal 2007.

Beyond 2006, priorities for the Foster's brand include returning the brand to growth in the US market, the development of further strong regional partnerships in Asia, and exploring opportunities to take the Foster's brand further into new markets including Central and South America.

Wine Clubs and Services

Foster's today announced its intention to divest the Wine Clubs and Services businesses and has appointed external advisors to commence the sale process.

Over the last two years Foster's has reviewed the future role of the Wine Clubs and Services businesses in a focused consumer led, customer driven drinks company. The review considered numerous options but concluded that the portfolio of businesses had greater value potential under different ownership. The businesses will be divested in order to maximise value for Foster's.

As a result of this review Foster's has already divested several smaller Wine Services assets including the Australian packaging materials distribution and cooperage businesses. Foster's has recognised a pre-tax $85.7 million impairment charge as a significant item representing recoverable amount adjustments to a number of the Wine Clubs and Services businesses.

Organisation Restructure and Regional Reporting

In August Foster's moved to a new organisation structure based on three regional businesses – Australia, Asia and Pacific (AAP); Americas; and Europe, Middle East and Africa (EMEA). Each regional business is responsible for managing Foster's regional customer and consumer relationships, reports directly to the CEO and is backed by the resources of a global supply and global marketing. Specialist business support functions of Strategy, Human Resources, and Finance will provide services across the Group.

Commencing in 2007, Foster's will align its primary statutory segment reporting with the regional business structure.

SOUTHCORP INTEGRATION AND RESTRUCTURING

Significant progress has been made on the Southcorp integration with synergies realised in fiscal 2006 totalling $61 million, above the fiscal 2006 guidance range of $40-50 million announced at the time of the acquisition. Foster's now expects cost synergies of approximately $130 million to be realised in its fiscal 2007 accounts, increasing to approximately $165 million in fiscal 2008. The increase in expected synergies includes $8 million of additional benefits identified as part of the wine production footprint review announced on 29 June 2006, and a number of other opportunities. The synergy run rate at 30 June 2006 was $146 million, reflecting the annualised benefit of the $61 million of synergies realised in 2006 and an additional $14 million capitalised into working capital. The run rate is expected to increase to approximately $165 million by December 2006, at which time the Southcorp integration process will have concluded.

To date total costs associated with the integration are $182 million (pre tax) of which $80 million were recognised in fiscal 2005. Of the $182 million, approximately $137 million represents cash costs and includes additional cash costs of $16 million associated with the additional synergy opportunities identified as part of the wine production footprint review announced in June. All anticipated cash costs associated with the integration have now been recognised, although approximately $43 million remains to be disbursed in 2007.

In accordance with AASB3, Business Combinations, the Southcorp acquisition accounts were finalised in May 2006 resulting in an $85 million increase in Southcorp acquisition goodwill.

OUTLOOK

Foster's remains confident in achieving all of the financial targets set out at the time of the Southcorp acquisition.

In the AAP region, Foster's expects revenue growth driven by the beer and spirits portfolio, with the wine market in Australia remaining very competitive whilst the current grape surplus remains. The new Australian multi-beverage route to market is expected to deliver increased service levels and expanded distribution opportunities for the non-beer portfolio.

In the Americas, the focus will be on increasing investment in sales capability, brands and new product development. Value growth in the US market is expected to remain strong in 2007. Industry demand and supply are expected to remain balanced.

In the EMEA region, the UK wine market remains competitive, but strengthened relationships with UK retailers, new product initiatives and increased sales capability are expected to deliver a return to growth. Continental Europe continues to deliver strong revenue growth with the Nordics, Ireland and the Netherlands remaining key growth opportunities for our premium wine portfolio.

Foster's expects earnings growth to accelerate in 2007, with continued margin expansion in all regions driven primarily by the benefits of ongoing efficiency initiatives including Southcorp synergies. Cash flow conversion is expected to be in the low to mid 90's as a percentage of EBITDA. Group returns are expected to improve as wine returns grow towards the cost of capital target in 2008.

FINANCIAL COMMENTARY

Year ended 30 June	2006	2005	2005	% change	
	Reported	Reported	Pro Forma	Reported	Pro Forma
Continuing Business pre Significant Items	$m	$m	$m	%	%
Net sales revenue	4,946.4	3,972.3	4,855.3	24.5	1.9
EBITAS	1,136.8	859.2	955.2	32.3	19.0
Amortisation	(10.4)	(15.9)	(15.9)	34.6	34.6
SGARA (Agriculture)	(7.1)	(17.7)	(22.1)	59.9	67.9
	1,119.3	825.6	917.2	35.6	22.0
Carlton & United Beverages	669.7	572.6	572.6	17.0	17.0
Foster's Brewing International	38.5	43.6	43.6	(11.7)	(11.7)
Wine Trade	430.7	236.9	328.5	81.8	31.1
Wine Clubs and Services	39.1	43.8	43.8	(10.7)	(10.7)
Corporate	(58.7)	(71.3)	(71.3)	17.7	17.7
EBIT	**1,119.3**	**825.6**	**917.2**	**35.6**	**22.0**
Net finance costs	(243.3)	(81.0)		200.4	
Continuing profit before tax	**876.0**	**744.6**		**17.6**	
Tax	(264.5)	(236.3)		(11.9)	
Continuing profit after tax	611.5	508.3		**20.3**	
Outside equity interest	(3.6)	(5.3)		32.1	
Continuing Net Profit after tax	**607.9**	**503.0**		**20.9**	
Significant items (net of tax)	556.5	(50.9)			
Discontinued operations (net of tax)	1.8	467.8			
Reported and Normalised Results					
Normalised net profit[1]	623.1	540.0			
Normalised eps (cents)[1]	31.0	27.0			
Reported net profit	1,166.2	919.9			
Reported eps (cents)	58.0	46.0			
Average shares (number - million)	2,012.2	1,998.8			

1 Net Profit After Tax and Earnings Per Share are continuing business pre significant items, SGARA and amortisation

Definitions

Exchange rates: average exchange rates used for profit and loss purposes in the year ended 30 June 2006 are: $A1 = $US 0.7467 (2005: $A1 = $US 0.7499), $A1 = GB£ 0.4205 (2005: $A1 = GB£ 0.4047). Period end exchange rates used for balance sheet items are: $A1 = $US 0.7391 (2005: $A1 = $US 0.7632), $A1 = GB£ 0.4043 (2005: $A1 = GB£ 0.4224).

Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated at the current year average rate. No adjustment has been made in relation to transactional currency exposures.

Pro Forma Wine Trade: throughout this report wherever the term Pro Forma is used, wine trade information has been prepared as if the Southcorp acquisition had been completed on 30 June 2004. For the purpose of calculating Pro Forma Wine Trade EBIT of $329 million, Southcorp's EBIT in the year ended 30 June 2005 is $129 million and is before one off profits of $21 million and hedge benefits of $45 million, and Beringer Blass Wine Estates 2005 Pro Forma EBIT excludes hedge benefits of $17 million.

Carlton and United Beverages

12 months to 30 June Continuing Business pre Significant Items	2006 $m	2005 $m	% Change
Alcohol Volumes (millions 9L cases)	**109.1**	108.0	1.0
Beer Volumes (millions 9L cases)	**102.5**	101.8	0.7
Net Sales Revenue	**2,006.7**	1,883.0	6.6
Depreciation	**49.6**	49.1	(1.0)
Amortisation	**0.3**	1.5	80.0
EBIT	**669.7**	572.6	17.0
EBIT / NSR Margin (%)	**33.4**	30.4	3.0pts
OCFPIT	**707.2**	620.4	14.0
OCFPIT/EBITDA (%)	**98.3**	99.6	(1.3)pts

CUB delivered excellent growth with EBIT increasing 17.0% to $670 million and EBIT margin expanding 3.0 points to 33.4% as the benefits of efficiency initiatives were realised. CUB's performance highlights the potential of the multi beverage strategy with the business delivering above category revenue growth.

CUB's beer volume growth was in line with the overall market that increased 0.7% (AC Nielsen). CUB's volume growth continues to be driven by the premium segment where Crown Lager is the leading premium beer and Corona continues to lead imported category growth.

In the full strength segment the Carlton family, lead by Carlton Draught, and Pure Blonde grew strongly. The Light alcohol segment continues to contract while the mid-strength segment continues to grow. Cascade Premium Light volumes were ahead of the prior

year, CUB's total volumes in the light segment were below last year. CUB's value share increased in each of the regular, light and premium segments (AC Nielsen).

Volume in each of the Cider, Glass Spirits and Ready to Drink categories increased during the period. Revenues in CUB's non-beer alcoholic beverage portfolio grew strongly with revenue increasing 7.8%. Key drivers of growth have been the Cougar, Black Douglas and Skyy.

Net Sales Revenue for CUB increased 6.6%, attributable to volume gains, pricing, and an increasing contribution from channel and product mix.

Total Cost of Goods Sold (COGS) grew 2.4% against the prior period with unit COGS increasing 1.4%. Adjusted for movements in volume and mix, COGS increased just under 1% over the prior period. Commodity price movements for aluminium, fuel and sugar accounted for approximately 50% of this increase. Cost containment reflects the benefits of CUB's efficiency initiatives, including the capacity expansion at the Yatala brewery in Queensland and the closure of the Kent brewery in Sydney.

Advertising and Promotional expenditure decreased slightly in the period, reflecting an ongoing review of sponsorship arrangements. Major initiatives in the year included the successful Carlton Draught "Big Ad", the re-branding of Carlton Midstrength as Carlton Mid, and the VB "Boonanza" campaign.

Overhead expenditure as a percentage of revenue declined slightly, contributing to CUB's EBIT margin expansion during the period. Overheads included a $2 million benefit associated with Southcorp integration synergies.

Cash flow continues to be robust with operating cash flow after net capex increasing 26.7% to $666 million and OCFPIT/EBITDA at 98.3%. Net capex declined 56.6% to $41.1 million following the completion of the Yatala expansion and closure of the Kent brewery in 2005. Cash conversion is expected to remain in the 95-100% range.

Foster's Wine Trade

12 months to 30 June	2006	2005	2005	% change	
Continuing Business pre Significant Items	**Reported $m**	**Reported $m**	**Pro Forma $m**	**Reported %**	**Pro Forma %**
Wine Trade					
Volume (000' 9L cases)	**39.1**	21.2	38.4	84.1	1.9
Net Sales Revenue (A$m)	**2,236.5**	1,329.0	2,212.0	68.3	1.1
Depreciation (A$m)	**77.7**	55.6	91.5	(39.7)	15.1
Amortisation (A$m)	**5.1**	9.5	9.5	46.3	46.3
SGARA loss (A$m)	**7.2**	17.8	22.3	59.6	67.7
EBIT (A$m)	**430.7**	236.9	328.5	81.8	31.1
EBIT / NSR Margin (%)	**19.3**	17.8	14.9	1.5 pts	4.4pts
OCFPIT	**539.4**	232.2		132.3	
OCFPIT/EBITDAS (%)	**103.6**	72.6		31.0 pts	

Wine Trade Pro Forma volume growth was 1.9% and constant currency revenue growth was 1.4%. Pro Forma EBIT increased 31.1% as initial supply efficiency benefits and Southcorp integration synergies were realised.

Pro Forma volume of Foster's five global wine brands, increased 0.5% and constant currency revenue growth was 1.3%. Beringer, Wolf Blass and Penfolds performed strongly and while globally Lindemans volumes were modestly below last year, the brand has returned to growth in the Americas and Europe Middle East and Africa (EMEA).

Rosemount volumes declined 23% ahead of the brand's global re-launch, and excluding Rosemount, Pro Forma volume increased 4.8% and revenue increased 3.4%. Over 60% of the global decline in Rosemount occurred in the Europe where the former Southcorp brands, and Rosemount in particular, were negatively affected by the loss of promotional slots with a number of major retailers. New trading arrangements are now in place for the expanded portfolio with all major UK retailers and promotional arrangements now in place for the next fiscal year.

In the fourth quarter of 2006, the completion of regional route to market integration and a rebalancing of A & P spend towards the larger markets and brands contributed to deliver 7.5% volume and 9.2% constant currency revenue growth across the Wine Trade business.

Pro Forma Wine Trade volume and revenue were also negatively impacted by a number of non-recurring items:

- Canadian distributor de-stocking resulting from the move to national direct distribution adversely impacted volumes in the Americas.
- Volumes in Australia were also impacted by distributor de-stocking with around 4 weeks of former Beringer Blass inventory removed from wholesalers.
- Southcorp supply inefficiencies in the first half of the financial year resulted in regular out of stock items in peak periods and lost sales of the former Southcorp products.

These production and distribution issues collectively reduced volume growth by approximately 0.7 percentage points.

Pro Forma brand investment increased 14% and has now reached the low end of Foster's targeted 8-10% of net sales revenue range. An increased portion of 2006 brand investment was directed to trade marketing as Foster's integrated its route to market activities ahead of the implementation of long term brand strategies and new product development. As innovation is brought to market through 2007, brand investment will increase further and primarily be directed towards consumer marketing.

Pro Forma EBIT margins increased 4.4 points to 19.3%. This improvement reflects the realisation of $59 million in Southcorp synergies, initial benefits from supply efficiency initiatives and lower grape costs partially offset by $10 million one time Southcorp supply costs reported in the first half.

Cash flow in Wine Trade was outstanding with cash flow after net capex up 100% to $391 million and OCFPIT/EBITDAS increasing 31.0 points to 103.6%. The strong cash conversion rate reflects sustainable improvements in inventory efficiency through the increased use of outsourcing, cash flow benefits from supply efficiencies being realised and capitalised into inventory, lower Australian grape prices and a reduction in trade

debtors. The implementation of further inventory efficiency and supply initiatives in fiscal 2007 are expected to result in cash conversion in Wine Trade in the 80% to 90% range over the next few years, ahead of the previous longer term guidance range of 70% to 80%.

Wine Trade Americas

Pro Forma Wine Trade America's volume increased 3.4% and revenue increased 5.4%. Approximately 1 percentage point of revenue growth in the Americas was attributable to the global alignment of accounting treatment for trade spend in the second half. Excluding the 12.6% decline in Rosemount, volumes increased 5.1%. Pro Forma revenue per case increased 1.9%. Pro Forma EBIT margins improved 4.7 points to 21.2% driven by the benefits of Southcorp synergies and supply efficiencies.

Beringer volumes increased almost 9% with above category growth in Blush (+12%), and Stone Cellars (+8%), partially offset by a decline from Founder's Estate (-6%), and Beringer Luxury remaining flat. The balance of Foster's domestic luxury wines performed strongly with Chateau St. Jean volumes up 12% and Stags Leap up 16%. Meridian volumes were 2% below the prior year; however trends improved in the second half with volumes increasing 2%.

The Little Penguin grew strongly during the period with volume up 22%. Lindemans volumes increased 2%, with revenue up 5%. Penfolds volumes were flat with the prior year but mix improvement resulted in revenue solidly ahead of volume growth up 5%.

The transition to direct distribution in Canada resulted in Wolf Blass shipments in the Americas declining 13%, however, depletions remained strong, up 10% on the prior period.

Wine Trade Asia Pacific

Pro Forma Wine Trade Asia Pacific volume was up 2.5% during the year, with Pro Forma revenue declining 1.8%. Volume growth in Australia was constrained by the continuation of difficult industry conditions, peak period out of stocks in the first half due to Southcorp supply inefficiencies and some distributor de-stocking. Pro Forma revenue per case across the region declined 4.3% reflecting mix shift to lower priced products. Pro Forma EBIT margins improved 4.3 points to 17.6% reflecting benefits from Southcorp integration synergies and supply efficiencies.

Wolf Blass volumes increased 4.6% across the region with strong growth in Asia partially offset by lower volumes in the Australian market. In Australia, strong performances from Penfolds (+6.0%), Yellowglen (+6.8%), Annie's Lane (+7.0%), Wynns (+18.4%), Devils Lair (+26.7%) and Pepperjack (+44%), were offset by declines in Rosemount (-14.6%), Lindemans (-11.4%) and Wolf Blass (-6.4%).

Wine Trade EMEA

Pro Forma Wine Trade EMEA volumes declined 2.7% and revenues at constant currency declined 2.6%. Volume in Continental Europe increased 31% with strong growth in the Nordics, Ireland and the Netherlands benefiting from the increased distribution reach of the combined group. While volumes in EMEA were below the prior period, encouraging trends emerged in the second half with volume growth up 3.1% against the prior period.

Constant currency Pro Forma revenue per case across the region was in line with the prior year. Pro Forma EBIT margins at constant currency improved 3.2 points to 15.9% reflecting benefits from Southcorp integration synergies and supply efficiencies.

The former Southcorp brands, and in particular Rosemount, were negatively impacted by the loss of promotional slots with several major UK retailers. Rosemount volumes declined 41.6%. Excluding Rosemount, volume and revenue on all global brands increased across EMEA during the year.

Wolf Blass continues to show outstanding growth with volume up 20%. Strong growth from Wolf Blass Yellow Label and ongoing benefits from the 2005 launch of Eaglehawk have built on high brand awareness from the Ashes Cricket sponsorship and expanded distribution in Continental Europe following the Southcorp integration. Beringer volumes grew strongly up over 50% off a low base.

Wine Clubs & Services

12 months to 30 June Continuing Business pre Significant Items	2006 $m	2005 $m	% Change
Wine Clubs & Services			
Volume (000' cases)	**2,638.6**	2,896.2	(8.9)
Net Sales Revenue (A$m)	**537.8**	591.3	(9.0)
Depreciation (A$m)	**10.9**	11.7	6.8
Amortisation (A$m)	**4.8**	5.0	4.0
EBIT (A$m)	**39.1**	43.8	(10.7)
EBIT / NSR Margin (%)	**7.3**	7.4	(0.1) pts
OCFPIT (A$m)	**58.4**	77.1	(24.3)
OCFPIT/EBITDAS (%)	**106.8**	127.4	(20.6) pts

Foster's has today announced its intention to divest the remaining businesses in the Wine Clubs and Services portfolio and has engaged external advisors to commence a sale process.

Over the last two years Foster's has reviewed the future role of the Wine Clubs and Services businesses. This review considered the continued operation of the Wine Clubs and Services businesses as a stand-alone division under the Foster's umbrella, the integration of the businesses into the broader brand portfolio and supply chains, and partial or complete divestment. The review concluded that the portfolio of businesses had greater value potential under different ownership. The businesses will be divested in order to maximise value for Foster's.

Foster's has divested several non-core Wine Services businesses during the period including the Hunter Valley packaging business, the AP John cooperage, and the Australian packaging materials distribution business.

Wine Clubs & Services EBIT declined 10.7% to $39.1 million with strong growth in the Services businesses and Asia Pacific Clubs offset by a disappointing performance from the European direct selling business.

Foster's Brewing International (FBI)

12 months to 30 June Continuing Business pre Significant Items	2006 $m	2005 $m	% Change
Volume (millions 9L cases)	**100.5**	107.0	(6.1)
Net Sales Revenue (including royalties and Joint Venture income)	**234.0**	263.8	(11.3)
Depreciation	**7.9**	8.0	1.3
Amortisation	**0.2**	-	-
EBIT	**38.5**	43.6	(11.7)
EBIT / NSR Margin (%)	**16.5**	16.5	-
OCFPIT	**65.1**	44.6	46.0
OCFPIT/EBITDA (%)	**139.7**	86.4	53.3 pts

Globally, Foster's brand volumes increased 9.5%, substantially ahead of both the global beer market and comparable premium international beer brands at around 2.7% (Source – Platologic).

In May Foster's completed the sale of the Foster's brand in Europe, Turkey and certain countries in Eastern Europe to Scottish & Newcastle Plc and in June sold its Chinese Brewing business to Suntory. Subsequent to year end Foster's sold its remaining Asian brewing businesses and the *Foster's* trademark in India. These transactions generated just over $1 billion in net sale proceeds and combined with the rationalisation of global sponsorships and overheads, will result in less than $5 million of annualised net earnings forgone.

FBI's 2006 volumes were impacted by the sale of the Foster's brand in Europe. In other regions, volume growth in Asia and Middle East and Africa were offset by declines in New Zealand and licence volumes in the Americas.

With Foster's move to a new regional business reporting structure from the 2007 year, future period FBI earnings will form part of regional earnings.

Group Operating Cash Flow Highlights

Year ended 30 June	2006 $m	2005 $m	% Change
EBITDAS - continuing	1,290.3	992.8	30.0
Working capital change	77.2	(81.2)	
Other non-cash items	(42.9)	13.3	
Operating cash flow before interest and tax	**1,324.6**	**924.9**	43.2
Net interest paid	(232.2)	(108.7)	
Tax paid	(210.0)	(185.6)	
Dividends received	0.1	2.9	
Net operating cash flows	**882.5**	**633.5**	39.3
Net Capital expenditure	(219.7)	(131.3)	(67.3)
Cash flow before dividends	**662.8**	**502.2**	
Dividends/Distributions to minorities	(334.7)	(306.6)	
Cash flow after dividends	**328.1**	**195.6**	
Net operating cash flows	**882.5**	**633.5**	39.3
Discontinued business		(26.4)	
Less significant item cash flows in Operating	(47.3)	(83.7)	
Statutory Operating cash flows	**835.2**	**523.4**	59.6

Operating cash flow was $882.5 million compared with $633.5 million for the prior period, an increase of 39% driven primarily by lower working capital. Cash conversion for all businesses continues to be strong with continuing business OCPFIT/EBITDAS pre significant items improving 9.5 points to 102.7%, highlighted by Wine Trade OCPFIT/EBITDAS increasing 31.0 points to 103.6%.

Net capex increased $88 million to $220 million. The major capex projects in 2006 were the development of the Wolf Blass and Napa bottling centres, upgrades to the packaging facilities at Karadoc, and winery capacity expansion at Asti and Wolf Blass. The Geyserville winery in California and the Rothbury and Jamieson's Run wineries were sold during the year.

Net Debt and interest

Year ended 30 June	2006 $m	2005 $m	% Change
Gross borrowings	3,972.6	5,025.7[1]	(21.0)
Debt issuance costs (previously 'other assets')	(22.9)		
Fair value of fixed rate debt	(8.7)		
Borrowings per balance sheet	3,941.0	5,025.7	(21.6)
Cash	(449.6)	(792.1)	43.2
Interest rate swaps - fixed rate	7.8		
Net Debt	3,499.2	4,233.6	(17.3)

1 2005 net debt has been reduced by $3.0 million as a result of the finalisation of the Southcorp acquisition accounts.

Foster's reduced net debt by $734 million to $3,499 million and now expects net debt to be below $3 billion by June 2008, one year earlier than previously anticipated. Following the sale of the Foster's trademark in Europe, Standard & Poors upgraded Foster's credit rating to BBB flat from BBB-. Foster's remains committed to achieving metrics consistent with a BBB+ / Baa1 credit rating by Fiscal 2008.

Foster's actively manages its debt portfolio to reduce risk and funding costs. Major debt portfolio initiatives in 2006 included:

- The successful launch of a new Foster's Australian dollar Commercial Paper and Medium Term Note program to improve short term funding flexibility following the offer to repurchase Southcorp Medium Term Notes.
- The elimination of expensive Chinese debt following the sale of Chinese brewing business to Suntory.

The proportion of Foster's gross debt denominated in US dollars is 73%, pounds sterling 12% and Australian dollars 11%. Approximately 44% of the gross debt portfolio is at fixed rates.

Foster's net interest expense grew substantially to $243 million. The increase in interest expense reflects higher average net debt following the acquisition of Southcorp. The average interest rate in the period was 5.47%.

Taxation

The Group's tax expense (excluding tax on significant items and discontinued operations) increased 12% to $265 million. The effective tax rate (excluding significant items and related tax) was 30.2%, 0.2 points above the Australian statutory rate.

Significant items

Net significant items before tax were $525.5 million ($556.5 million after tax) and comprise a $704.9 million post tax profit from the divestment of international brewing assets and brands, $67.7 million post tax restructuring charges relating to the Southcorp

integration and reorganisation, and a $80.7 million post tax write down to the carrying value of selected Wine Clubs and Services businesses.

Corporate Expenses

Corporate expenses in the period were $58.7 million, a decrease of $12.6 million over the previous period. The decrease was mainly due to benefits associated with the Foster's Service Review in 2006, and one time costs recognised in 2005.

Foster's Group Limited and its controlled entities
Income Statement for the financial year ended 30 June

	Note	Consolidated 2006 $m	2005 $m
Revenue	2	**5,119.8**	4,155.0
Cost of sales		**(2,757.3)**	(1,973.2)
Gross profit		**2,362.5**	2,181.8
Other income	2, 3	**773.8**	94.1
Selling expenses		**(326.2)**	(262.7)
Marketing expenses		**(414.8)**	(350.6)
Distribution expenses		**(60.9)**	(50.2)
Administration expenses		**(433.8)**	(543.9)
Other expenses	4	**(264.4)**	(318.4)
Share of net profits of associates and joint ventures accounted for using the equity method	8	**8.6**	7.0
Profit from continuing operations before tax and finance costs		**1,644.8**	757.1
Finance income		**31.0**	36.1
Finance costs		**(274.3)**	(132.2)
Net finance costs	2	**(243.3)**	(96.1)
Profit before tax from continuing operations		**1,401.5**	661.0
Income tax expense relating to continuing operations		**(233.5)**	(203.6)
Net profit from continuing operations		**1,168.0**	457.4
Net profit from discontinued operations		**1.8**	467.8
Net profit including discontinued operations		**1,169.8**	925.2
Net profit attributable to minority interests		**(3.6)**	(5.3)
Net profit attributable to members of Foster's Group Limited		**1,166.2**	919.9
Earnings per share for profit from continuing operations attributable to the members of Foster's Group Limited (cents)	6	**57.9**	22.6
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)		**58.0**	46.0

The income statement should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities
Balance Sheet at 30 June

	Note	Consolidated 2006 $m	2005 $m
Current assets			
Cash and cash equivalents		**449.6**	792.1
Receivables		**961.0**	1,049.0
Inventories		**1,278.1**	1,467.8
Non-current assets classified as held for sale		**168.7**	107.6
Derivative financial assets		**3.7**	-
Total current assets		**2,861.1**	3,416.5
Non-current assets			
Receivables		**71.9**	199.5
Inventories		**481.1**	400.9
Investments accounted for using the equity method	8	**68.3**	63.3
Property, plant and equipment		**2,460.0**	2,434.6
Agricultural assets		**356.0**	343.7
Intangible assets		**3,668.2**	3,716.5
Deferred tax assets		**426.1**	420.4
Derivative financial assets		**46.4**	-
Total non-current assets		**7,578.0**	7,578.9
Total assets		**10,439.1**	10,995.4
Current liabilities			
Payables		**850.1**	1,022.2
Borrowings		**472.6**	597.1
Current tax liabilities		**2.4**	49.2
Provisions		**213.2**	230.2
Liabilities directly associated with non-current assets held for sale		**30.2**	27.0
Derivative financial liabilities		**4.3**	-
Total current liabilities		**1,572.8**	1,925.7
Non-current liabilities			
Payables		**45.5**	129.4
Borrowings		**3,468.4**	4,428.6
Deferred tax liabilities		**801.2**	757.4
Provisions		**19.9**	47.1
Derivative financial liabilities		**49.6**	-
Total non-current liabilities		**4,384.6**	5,362.5
Total liabilities		**5,957.4**	7,288.2
Net assets		**4,481.7**	3,707.2
Equity			
Shareholders' interest			
Contributed equity	8	**3,616.8**	3,528.9
Reserves		**(136.6)**	(78.8)
Retained profits	9	**972.7**	218.6
Total parent entity interest		**4,452.9**	3,668.7
Minority interests in controlled entities		**28.8**	38.5
Total equity		**4,481.7**	3,707.2

The balance sheet should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities
Statement of Recognised Income and Expenses for the financial year ended 30 June

	Consolidated	
	2006	2005
	$m	$m
Total Equity at the beginning of the financial year	**3,707.2**	3,314.9
Adjustment resulting from change in accounting policy	**(13.4)**	-
Cash flow hedges (net of tax)	**(27.3)**	-
Net investment hedges (net of tax)	**(75.1)**	-
Share based payments	**11.7**	7.6
Actuarial gains/(losses) on defined benefit plans (net of tax)	**13.0**	2.5
Exchange difference on translation of foreign operations	**35.6**	(95.3)
Net income/(expense) recognised directly in equity	**(55.5)**	(85.2)
Profit for the period	**1,166.2**	919.9
Total recognised income/(expense) for the period	**1,110.7**	834.7
Total recognised income and expense for the period is attributable to:		
- members of Foster's Group Limited	**1,107.1**	829.4
- minority interests	**3.6**	5.3
Transactions with equity holders		
- contributions of equity	**87.9**	(41.8)
- dividends paid	**(411.7)**	(394.3)
- minority interests	**(12.4)**	(6.3)
	(336.2)	(442.4)
Total Equity at the end of the financial year	**4,481.7**	3,707.2

The statement of recognised income and expenses should be read in conjunction with the accompanying notes.

Foster's Group Limited and its controlled entities
Statement of Cash Flows for the financial year ended 30 June

	Consolidated	
	2006	2005
	$m	$m
	Inflows/ (Outflows)	Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	**6,841.4**	5,789.8
Payments to suppliers, governments and employees	**(5,564.1)**	(4,975.0)
Dividends received	**0.1**	2.9
Interest received	**41.6**	132.3
Borrowing costs	**(273.8)**	(241.0)
Income taxes paid	**(210.0)**	(185.6)
Net cash flows from operating activities	**835.2**	523.4
Cash flows from investing activities		
Payments to acquire controlled entities (net of cash balances acquired)	**(156.2)**	(3,059.4)
Payments to acquire minority interests in controlled entities	**-**	(22.7)
Payments for property, plant, equipment and agricultural assets	**(284.9)**	(239.9)
Payments for acquisition of investments/other assets	**(50.1)**	(31.2)
Net proceeds from repayment of loans	**3.3**	5.5
Proceeds from sale of property, plant and equipment	**65.2**	108.6
Proceeds from sale of investments and other assets	**730.9**	138.6
Proceeds from sale of controlled entities	**28.9**	786.2
Net cash flows from investing activities	**337.1**	(2,314.3)
Cash flows from financing activities		
Payments for shares bought back	**-**	(148.0)
Proceeds from issue of shares and exercise of options	**3.3**	1.5
Proceeds from borrowings	**670.3**	5,885.7
Repayment of borrowings	**(1,863.6)**	(3,547.3)
Distributions to minority interests	**(1.8)**	(6.3)
Dividends paid	**(332.9)**	(300.3)
Net cash flows from financing activities	**(1,524.7)**	1,885.3
Total cash flows from activities	**(352.4)**	94.4
Cash at the beginning of the year	**791.9**	706.8
Effects of exchange rate changes on foreign currency cash flows and cash balances	**8.5**	(9.3)
Cash at the end of the year	**448.0**	791.9

The statement of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

Basis of Preparation

The financial report is a general purpose financial report and has been prepared in accordance with the requirements of Australian equivalents to International Financial Reporting Standards (AIFRSs) and other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

The financial report has been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value.

The carrying values of recognised assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair value attributable to the risks that are being hedged.

Statement of Compliance

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards (IFRS).

This is the first year financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly, except for the requirements of AASB 132 "Financial Instrument: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement". The Company has adopted the exemption under AASB 1 "First-time Adoption of Australian equivalents to International Financial Reporting Standards" from having to apply AASB 132 and AASB 139 to the comparative period. A summary of significant accounting policies of the Group under AIFRS is disclosed below. An explanation of how the transition to AIFRSs has affected the reported income statement, balance sheet and cash flows of the consolidated entity is provided. This note includes reconciliations of equity and earnings for comparative periods reported under previous accounting policies to those reported under AIFRSs.

Principles of Consolidation

The consolidated financial statements have been prepared for the consolidated entity (also referred to as the 'Group') comprising Foster's Group Limited (FGL) as the parent entity, and all its controlled entities.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statements from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Changes in Accounting Policies

The following changes in accounting policies were implemented:

AASB 3 "Business Combinations"

The Group has elected to early adopt the amendments to AASB 3 "Business Combinations" contained in AASB 2005-6 "Amendments to Australian Accounting Standards [AASB 3]". One of the key impacts from this Standard is on entities subject to common control. Foster's has elected to account for business combinations involving commonly controlled entities at cost.

AASB 119 "Employee Benefits"

The Group has elected to early adopt changes to AASB 119 "Employee Benefits" pertaining to the treatment of defined benefit superannuation fund valuation changes. The Group has elected to record future movements in actuarially determined gains and losses for the defined benefit superannuation fund against retained earnings rather than the income statement.

AASB 114 "Segment Reporting"

The Group has adopted geographic segment as its primary reporting segment. As a result of the global business reorganisation, the Group continues to move closer to a geographic based structure, in line with the risks and returns related to geographical areas rather than individual products or services or groups of products and services.

This change has involved presenting a comparative geographic segment with the additional level of disclosures. The industry segment has been presented as the secondary segment however the primary segment level of disclosure has been provided.

Transfer of remuneration information into directors' report

The Group has elected to transfer certain remuneration information into the remuneration report in accordance with Corporations Amendments Regulations 2006 (No.4).

Recently issued or amended accounting standards

The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for this annual reporting period:

AASB 2005-1 "Amendments to Australian Accounting Standards [AASB139]" - Cash Flow Hedge Accounting of Forecast Intragroup Transactions, issued May 2005

AASB 2005-4 "Amendments to Australian Accounting Standards [AASB 139, AABS 132, AASB 1, AASB 1023 and AASB 1038]" - Fair Value Option, issued June 2005

AASB 2005-9 "Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139, AASB 132]" - Financial Guarantee Contracts, issued September 2005

AASB 2006-1 "Amendments to Australian Accounting Standard [AASB 121]" - Net Investments in a Foreign Operation, issued January 2006.

AASB 7 "Financial Instruments: Disclosures", issued August 2005.

All AASB amendments above are applicable to the Group for the year commencing 1 July 2006 with the exception of AASB 7 which is applicable for the year commencing 1 July 2007. The Group have not assessed the change to accounting policy in the year of change, or the financial impact of adoption of any of the amendments above.

Note 1 Summary of significant accounting policies (continued)

Revenue Recognition

Revenue is measured at the fair value for the consideration received or receivable. Amounts disclosed as operating revenue are net of sales discounts, duties and taxes.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, and revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Sale of goods

Revenue is recognised when the significant risk and rewards of ownership have passed to the buyer, the amount can be reliably measured and collectibility of the related receivables is reasonably assured. Generally, revenue is recognised when goods are despatched or when goods are delivered.

Property and investments

Revenue from the sale of non-residential properties held for development and resale is recognised when an executable contract becomes unconditional and sale of residential land is recognised at settlement.

Interest income

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest income applicable for the years ended 30 June 2005 and 30 June 2006.

Accounting policy applicable for the year ended 30 June 2006

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Accounting policy applicable for the year ended 30 June 2005

Interest income is recognised as the interest accrues on a time basis, with reference to the effective interest rate applicable on the asset.

Royalties

Revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Dividends

Revenue is recognised when the right to receive payment is established.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Impairment of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists or when annual impairment testing for an asset is required, the Group makes a formal assessment of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the current period income statement.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such a reversal is recognised in the income statement. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Impairment losses recognised for goodwill are prohibited from being reversed.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits held at call with banks, cash in transit, short-term deposits and investments with original maturities of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Receivables

Trade Receivables

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the year ended 30 June 2006 and 30 June 2005.

Accounting policy applicable for the year ended 30 June 2006

Note 1 Summary of significant accounting policies (continued)

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Credit terms are as follows:

Beer
Credit terms for beer are generally 14 days from the date of invoice and 35 days from the date of invoice for spirit sales.

Wine
Trade customers are generally provided 30 days credit from the date of invoice.

Wine club credit card customers are generally billed 3 days from the order date. Other customers pay by direct debit from their bank accounts.

Bottling services are invoiced once the product is completed. Storage and warehouse fees are charged at the end of each month. Trading terms are generally 30 days from the end of the month of invoice.

All receivables are regularly reviewed and a provision for impairment of trade receivables is established when there is objective evidence that all amounts may not be collectible according to the original terms of the sales transaction. Bad debts are written-off when identified.

Other Receivables

Other debtors

Other debtors are initially recorded at fair value of the consideration received or receivable.

Other debtors are classified as current assets unless the debtor has an unconditional right to defer settlement of the asset for at least 12 months after the balance sheet date, in which case they are classified as non-current other debtors.

Subsequent measurement of other non-current debtors, occurs at amortised cost, where the nominal value is discounted to present value, using the effective interest rate of the asset over the expected period of settlement.

Loans

Loans comprise employee share loans, loans to controlled entities and loans to Director related entities and other persons. All loans except for certain inter-entity loans are non-interest bearing and are initially recognised at fair value and subsequently recorded at amortised cost, representing the present value of the loan, calculated using the effective interest rate of the loan over its term. For non-interest bearing loans, a notional interest rate is used which reflects the risks specific to the asset.

Accounting policy applicable for year ended 30 June 2005

All receivables are recognised initially at fair value and are regularly reviewed for impairment. Doubtful debts are provided for where necessary. Debtors are classified as current assets unless there is an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are classified as non-current.

Inventories

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower of cost (using average or FIFO basis) and estimated net realisable value. Cost of manufactured goods is determined on a consistent basis, comprising raw materials, direct labour, other direct costs and related production overheads based on normal operating capacity but exclude borrowing costs.

Net realisable value represents the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs to be incurred in the marketing, selling and distribution.

Inventories of wine stocks, shown as work in progress at cost, have been classified between current and non-current based on sales projections for the ensuing year.

Investments

Investments in associates and controlled entities are accounted for using the purchase method. Under this method, the cost of an acquisition is measured at fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Associates
In the consolidated financial statements, investments in associates, which includes partnerships, are accounted for using the equity method of accounting and are initially recognised at cost.

Under this method, the Group's share of post acquisition profits or losses of associates, is recognised in the income statement and its share of movements in post acquisition reserves is recognised in the Group's consolidated reserves. The cumulative post-acquisition changes in the Group's share of net assets of the associate, less any impairment losses, are adjusted against the cost of the investment. When the group's share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise any further losses, unless it has an obligation on behalf of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses, when applicable, in the consolidated Statement of recognised income and expenses. Associates are those entities over which the Group has significant influence, but not control and which is neither a subsidiary nor a joint venture.

Unrealised gains and losses in transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates.

Controlled entities

Investments in controlled entities are carried at the lower of cost and recoverable amount (in the parent entity).

Other Investments

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July

Note 1 Summary of significant accounting policies (continued)

2005. Outlined below are the relevant accounting policies for investments applicable for the years ended 30 June 2006 and the 30 June 2005.

Financial assets in the scope of AASB 139 "Financial Instruments: Recognition and Measurement" are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial assets at fair value through the profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement.

Accounting policy applicable for the year ended 30 June 2006

Held-to-maturity investment

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification.

Interest bearing investments that are intended to be held-to-maturity are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are derecognised or in the event of impairment, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified within any of the three preceding categories. After initial recognition available-for sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date.

For investments where there is no active market or no quoted market price, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, that is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment; discounted cash flow analysis and option pricing models.

Accounting policy applicable for the year ended 30 June 2005

The Group's interests in shares and other investments are included in the financial statements at the lower of cost and recoverable amount. Dividends and other distributions from these investments are recognised in the income statement when received.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Where an asset is acquired by means of a finance lease, which effectively transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, costs are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Property, Plant & Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

The Group depreciates plant and equipment so that the assets are written-off over their estimated useful economic lives, using reducing balance or straight-line methods as appropriate. Lease premiums and leasehold improvements are written-off over the period of the lease or estimated useful economic life, whichever is the shorter.

Note 1 Summary of significant accounting policies (continued)

Plant and equipment under construction is shown as "Projects in Progress" at cost. The cost of construction includes the cost of materials used in construction, direct labour on the project, and an appropriate proportion of variable and fixed overheads.

The depreciation rates used for each class of asset are as follows:
Freehold buildings and improvements 1.5%
Leasehold buildings and improvements 4.0% (representing average lease term)
Plant and equipment 2.5% - 40.0%

The assets' residual values, useful lives and amortisation methods are reviewed and adjusted, if appropriate, at each financial year-end.

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. Impairment losses are recognised in the income statement.

Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the period the asset is derecognised.

Intangible Assets

Brand names

Acquired brand names are initially included in the financial statements at cost. Following initial recognition, brand names are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated brand names are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. The cost of acquired brand names is determined by reference to independent valuations performed on the acquisition of businesses.

The useful lives of brand names are assessed to be either finite or indefinite. Brand names with a long-term strategic focus have indefinite lives and are not amortised. In certain circumstances where brand names have definite lives, the carrying amount of the applicable brand names are amortised over their expected useful lives (generally five years) and the expense is taken to the income statement.

Brand names are tested for impairment where an indicator of impairment exist, and in the case of indefinite lived brand names the carrying value is tested for impairment as part of the annual testing of cash generating units. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Expenditure incurred in developing, maintaining or enhancing brand names is written-off in the income statement in the year in which it is incurred.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised.
Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of the cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Mailing Lists and Customer Lists

Acquired mailing lists and customer lists are initially included in the financial statements at cost. Following initial recognition, these assets are measured at cost less amortisation and any accumulated impairment losses. These assets are amortised over the lesser of the expected period of benefits and three years. Amortisation is calculated using the straight-line method.

Mailing lists and customer lists are assessed at each reporting date to determine whether there are any indicators of

Note 1 Summary of significant accounting policies (continued)

impairment. If such indicators exist, these amounts are tested for impairment.

Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Expenditure incurred in developing, maintaining or enhancing mailing and customer lists is written off in the income statement in the period in which it is incurred.

Agriculture

Agriculture comprises grape vines and olive trees. Both of these assets are measured at fair value less estimated point of sale costs, with changes in the fair value during the period recognised in the income statement. Costs incurred in maintaining agricultural assets are recognised as expenses in the income statement.

The fair value of picked grapes and olives is recognised in the income statement in the period of harvest.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increase in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of cash, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amount payable in the future are discounted to their present value as at the date of acquisition.

Borrowings

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for interest-bearing loans and borrowings applicable for the year ended 30 June 2006 and the year ended 30 June 2005.

Accounting policy applicable for year ended 30 June 2006

Borrowings are initially recorded at fair value of the consideration received, net of issue costs directly associated with the borrowing.

After initial recognition, borrowings are subsequently measured at amortised cost, which present values the borrowing using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on issuance.

Gains and losses are recognised in the income statement in the event that the liabilities are derecognised.

Accounting policy applicable for year ended 30 June 2005

Bank loans are carried at their principal amounts. Bank bills are carried at the amount which represents the present value of future cash flows. Interest is accrued over the period it becomes due and that part not paid is recorded as part of other creditors.

Certain bank loans denominated in foreign currency are hedged through various forms of foreign exchange hedge contracts. The loans and contracts have been valued at the exchange rate at reporting date.

As a result of the reporting date exchange rates being different to the hedge contract exchange rates, a receivable from or payable to, the relevant hedge contract counterparty arises and has been included in "receivables" or "payables" and "borrowings" in the balance sheet as applicable.

Payables

Accounting policy applicable for the year ended 30 June 2006 and 30 June 2005

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity.

Trade payables are normally settled within 60 days.

Employee Benefits

Wages, salaries, annual leave, bonuses and non-monetary benefits

Liabilities for employees' entitlements to wages and salaries, annual leave and other current employee entitlements (that are expected to be paid within twelve months) are accrued at undiscounted amounts, calculated at amounts expected to be paid as at reporting date.

Liabilities for other employee entitlements, which are not expected to be paid or settled within twelve months of reporting date, are accrued in respect of all employees at the present value of future amounts expected to be paid.

Liabilities for short-term bonus plans (STIP) are recognised where there is a contractual or constructive obligation and accrued on an undiscounted basis.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits

Note 1 Summary of significant accounting policies (continued)

when it is demonstrably committed to either: terminating the employment of the current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling more than 12 months after balance date are discounted to present value.

Superannuation plan

The Group has both defined benefit and defined contribution superannuation plans.

An asset or liability is recognised in the balance sheet in respect of the defined benefit plans at the present value of the defined benefit obligation at balance date less the fair value of plan assets, together with adjustments for unrecognised actuarial past service costs. The defined benefit obligation is calculated regularly by an independent actuary.

Actuarial gains and losses are adjusted directly against retained earnings.

For defined contribution plans, contributions are recognised as an employee benefit expense when they are due.

Shared-based Payment Transactions / Employee Share Plans

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised over the vesting period of the equity instrument. The fair value is determined by an external valuer using a binomial model.

The Group has applied the requirements of AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' in respect of equity-settled awards and has applied AASB 2 'Share-Based Payment' only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Shares issued to employees under the Long Term Incentive Plan are recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the rights to receive shares granted to employees. At each reporting date, the Group revises its estimates of the number of LTIP rights that are expected to become exercisable. The Company recognises the impact of the revision of original estimates immediately to the extent it relates to past services and the rest, if any, over the remaining vesting period in the income statement, and a corresponding adjustment to equity.

Shares issued to employees under the employee share grant plan are recognised as an expense at the fair value of the granted shares.

Provisions

Provisions are recognised when a present obligation (legal, equitable or constructive) to make a future sacrifice of economic benefits to other entities arises as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Restructuring

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed. Restructuring provisions are only recognised on acquisition when the provision is a recognised liability of the acquired entity at the time of acquisition.

The cost of restructurings provided for is the estimated future cash flows, discounted at the appropriate rate reflecting the risks of the restructuring activities.

Onerous contracts

Provisions recognised in relation to onerous contracts are recognised where the unavoidable costs of meeting the obligations under these contracts exceed the expected benefits expected to be received.

Foreign Currency Translation

(a) Functional and presentation currency:
The consolidated financial statements are presented in Australian dollars, which is the functional and presentation currency of the Company and its Australian subsidiaries. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(b) Transactions and balances:
Transactions denominated in a foreign currency are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, arising from those transactions, are retranslated at the exchange rates at reporting date.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at year-end

Note 1 Summary of significant accounting policies (continued)

are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. These amounts remain in equity until either the hedged transaction occurs or the disposal of the net investment, at which time they are recognised in the income statement.

Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Foreign Group Companies
The results and financial position of the foreign group entities that have a functional currency different to Australian dollars are translated into the presentation currency of the Company (being Australian dollars) as follows:

(i) assets and liabilities are translated at the closing rate at the balance sheet date;
(ii) income and expenses for each income statement are translated at the weighted average exchange rates for the period;
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholder's equity.

When a foreign operation is sold, the cumulative exchange difference in the foreign currency translation reserve for this operation is recognised in the income statement as part of the gain and loss on sale.

Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the local tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws applicable to the origin of the temporary differences) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

No provision has been made for foreign taxes which may arise in the event of retained profits of foreign controlled entities being remitted to Australia as there is no present intention to make any such remittances.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Management have determined that deferred tax assets and deferred tax liabilities associated with indefinite life intangibles such as brand names should be measured based on the tax consequences that would follow from the sale of that asset. Deferred tax assets are only booked where recovery of that asset is probable.

Tax consolidation legislation
Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its Australian resident subsidiaries.

The head entity, FGL and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured on a "group allocation" approach, under which the current and deferred tax amounts for the tax-consolidated group are allocated among each entity in the group. Current tax assets and liabilities are paid by the head entity for entities forming part of the tax-consolidated group. These balances are transferred to the head entity in the tax-consolidated group via distribution or contributions.

Derecognition of financial assets

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable to the derecognition of financial assets and liabilities for the year ended 30 June 2006 and the year ended 30 June 2005.

Accounting policy applicable for year ended 30 June 2006

The derecognition of a financial asset takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party. The derecognition of financial assets takes place when the rights to receive cash flow from the assets expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Accounting policy applicable for the year ended 30 June 2005

A financial asset is derecognised when the contractual right to receive or exchange cash no longer exists.

Note 1 Summary of significant accounting policies (continued)

Derivative financial instruments

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies for derivative financial instruments and hedging applicable for the year ended 30 June 2006 and the year ended 30 June 2005.

Accounting policy applicable for year ended 30 June 2006

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction; or hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

In relation to fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.

At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in that year.

Accounting policy applicable for year ended 30 June 2005

The Group utilises derivative financial instruments solely for hedging purposes, in the normal course of actively managing its exposures to fluctuations in interest and exchange rates.

All material foreign currency exposures are hedged. Gains and losses on hedges covering foreign exchange exposures in respect of specific purchase and sale agreements are deferred and included in the determination of the amounts at which the transactions are brought to account.

The net effect of interest rate swap agreements is included in the calculation of net interest. The carrying amount of interest rate swaps, which comprise net interest receivables and payables accrued, are included in assets and liabilities respectively.

Impairment of financial assets

The Group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable for the years ended 30 June 2006 and 30 June 2005.

Accounting policy applicable for year ended 30 June 2006

Financial assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (ie. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in the income statement.

Note 1 Summary of significant accounting policies (continued)

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is revised. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Available-for-sale investments
If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses for debt instruments are reversed through profit or loss if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Accounting policy applicable for year ended 30 June 2005

For current financial assets, refer policy note on "Trade and Other receivables"

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as deduction, net of tax from the proceeds.

Earnings per Share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of FGL by the weighted average number of ordinary shares outstanding during the year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statement are:

Net Realisable Value of Inventory

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower cost and estimated net realisable value. The period over which some wine

inventories are converted from raw materials to finished goods can be a significant length of time. For this component of finished goods, net realisable value is determined using forecast demand and expected market prices at the time the wine is expected to be sold. Forecast demand and market prices can vary significantly over the holding period up to the date of sale and therefore, involves estimating the most likely conditions at the expected point of sale.

Estimated impairment of goodwill intangibles with indefinite useful lives

The Group tests annually whether goodwill and intangibles with indefinite useful lives have suffered any impairment, in accordance with the accounting policy stated above. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions.

Agriculture

The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair values of vines is determined through operational reviews of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines.

Critical estimates are required in the identification of factors that have a long-term impact on the viability of the vines and in the measurement of the change in value such factors have on the valuation of vines.

Taxation

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax positions in the period in which such determination is made.

Critical judgements in applying the entity's accounting policies

Useful life of intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Brand names that have indefinite lives are

Note 1 Summary of significant accounting policies (continued)

not amortised. Management use judgement in determining whether an individual brand will have a finite life or an indefinite life. In making this determination, management make use of information on the long-term strategy for the brand, the level of growth or decline of the markets that the brands operate in, and the history of the market and the brand's position within that market. If a brand is assessed to have a finite life, management will use judgement in determining the useful life of the brand and will consider the period over which expected cash flows will continue to be derived in making that decision.

Rounding of Amounts

The company is a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investment Commission, relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Note 2 Revenue, expenses and income

	Consolidated 2006 $m	2005 $m
Revenue		
Sales Revenue from continuing operations	**4,907.8**	3,931.4
Royalties	**38.6**	40.9
Net Sales Revenue	**4,946.4**	3,972.3
Dividends	**0.1**	2.9
Rent	**0.1**	0.1
Other revenue	**173.2**	179.7
Total other revenue	**173.4**	182.7
Total revenue from continuing operations	**5,119.8**	4,155.0
Income		
Net profit/(loss) on disposal of		
- property, plant and equipment	**9.6**	13.9
- agriculture	**(1.4)**	-
- investments	**-**	57.5
- non-current assets held for sale	**5.1**	-
- intangibles	**728.1**	-
- controlled entities	**11.3**	-
Foreign Exchange	**21.1**	22.7
Total income from continuing operations	**773.8**	94.1
Depreciation	**(153.5)**	(133.8)
Amortisation	**(10.4)**	(15.9)
Net agriculture valuation movement	**(7.1)**	(17.7)
finance income		
- controlled entities		
- other persons	**28.2**	36.1
- fair value loans	**2.8**	-
	31.0	36.1
finance costs		
- controlled entities		
- other persons	**(274.3)**	(132.2)
	(274.3)	(132.2)
net finance costs	**(243.3)**	(96.1)
amounts to provisions for		
- doubtful debts - trade debtors	**-**	(3.2)
- doubtful debts - other debtors	**-**	(2.4)
- employee entitlements	**(116.0)**	(72.0)
- other	**(37.0)**	(42.4)
write-down in value of inventories	**(6.9)**	(9.0)
reversal of previous inventory write-downs	**9.2**	0.6
bad debts written-off trade debtors	**-**	(0.6)
rental expense relating to operating leases	**(66.2)**	(63.0)
defined benefit superannuation expense	**3.2**	5.5
Recoverable amount write-down		
- property, plant and equipment	**(12.3)**	(42.7)
- intangible assets	**(59.1)**	(21.9)
- investments	**-**	(22.1)
- assets held for sale	**(32.4)**	-

Note 2 Revenue, expenses and income (continued)

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $1,847.4 million (2005: $1,753.5 million) of which $1,351.1 million (2005: $1,302.8 million) relates to excise. Net sales includes amounts for freight charged to customers. Sales revenue from continuing operations includes the sale of spirits, ciders and certain wine products.

Other revenue mainly includes sales of non-alcoholic beverages, sales by Capital Liquor, hop extract sales, bio-resources revenue and wine club membership fees.

Finance costs includes a net gain of $6.2 million relating to various debt re-financing activities during the year.

Note 3 Material Items

Individually material items included in profit from continuing operations before income tax:

	Consolidated	
	2006	2005
	$m	$m
(tax effect nil unless otherwise stated)		
Southcorp Integration		
Redundancies, asset write downs and other restructuring costs associated with Southcorp integration, comprising:		
- redundancies (tax benefit applicable $17.7 million; 2005: $10.6 million)	**(50.9)**	(34.6)
- non-cash loss on foreign exchange derivative contracts (tax benefit applicable $2.3 million)	**(7.1)**	-
- gain on net financing activities (2005 tax expense applicable $1.5 million)	**-**	5.1
- asset recoverable amount write downs and other non-cash restructuring costs (tax benefit applicable $3.3 million; 2005: $7.2 million)	**(11.1)**	(23.8)
- restructure, relocation and closure costs (tax benefit applicable $4.0 million; 2005: $2.9 million)	**(11.5)**	(9.6)
- other cash restructuring costs (tax benefit applicable $6.9 million; 2005: $5.4 million)	**(21.3)**	(17.2)
	(101.9)	(80.1)
International beer business restructuring		
- net gain on sale of Foster's brand European rights, partly offset by onerous contract provisions and restructuring costs (tax expense applicable $7.8 million)	**705.3**	-
- gain on disposal of Foster's China business (tax expense applicable $0.4 million)	**7.8**	-
Foster's USA partnership investment provision	**-**	(23.7)
Other initiatives		
Wine Clubs and Services recoverable amount asset write-downs and provisions provisions (tax benefit applicable $5.0 million; 2005 tax benefit applicable: $3.7 million)	**(85.7)**	(28.8)
Sale of 10% shareholding in Australian Leisure and Hospitality Group Limited (ALH)	**-**	55.4
Australian Beer recoverable amount write-down to assets affected by the 2003 Operational review (tax benefit applicable $4.4 million)	**-**	(14.7)
Sale of Corporate Artwork	**-**	8.3
Total material items (tax benefit applicable $31.0 million, 2005 tax benefit applicable $32.7 million)	**525.5**	(83.6)

Material item expenditure has predominantly been disclosed in "other expenses" in the income statement. Material gains on disposal of businesses are disclosed in "other income" in the income statement.

Included in 2005 Southcorp integration costs are net financing gains of $5.1 million which includes $15.1 million material finance costs arising from hedging activities.

Note 4 Discontinued Operations

Lensworth and Australian Leisure and Hospitality division (ALH) have both been recognised as discontinued operations, following the divestment of these businesses on 9 December 2004 and 5 November 2003 respectively. The continued retention of Lensworth and Australian Leisure and Hospitality Group was not considered essential for the execution of the Group's premium branded beverage strategy. The 2006 results are attributable to a number of residual ALH properties which were sold in 2003, with the sale of these properties only recorded once the development of the properties has been completed and title passed to the acquirer.

	Consolidated	
	2006	2005
	$m	$m
Consolidated income statement information		
Revenue	-	-
Cost of sales	-	-
Gross profit	-	-
Other income	-	90.6
Selling expenses	-	(57.0)
Marketing expenses	-	-
Administration expenses	-	(9.5)
Other expenses	-	-
Profit before tax and finance costs	-	24.1
Net finance costs	-	-
Income tax expense	-	(7.5)
Profit after tax from discontinued operations	-	16.6
Gain on sale before income tax	**1.8**	459.5
Income tax expense	-	(8.3)
Net profit from discontinued operations	**1.8**	467.8
Carrying amount of assets and liabilities		
Non-current assets classified as held for sale	**14.4**	16.6
Liabilities directly associated with non-current assets held for sale	**21.5**	27.0
Net Assets	**(7.1)**	(10.4)
Consolidated cash flow information		
Cash Flows related to Operating activities		
Receipts from customers	-	89.3
Payments to suppliers, governments and employees	-	(114.7)
Net Operating Cash Flows	-	(25.4)
Cash Flows related to Investing activities		
Payment for purchases of property, plant and equipment	-	(0.1)
Proceeds from sale of property, plant and equipment	-	4.5
Payments for acquisition of investments and other assets	-	(30.3)
Proceeds from sale of controlled entities	-	786.2
Net Investing Cash Flows	-	760.3
Cash Flows related to Financing activities		
Transfer of cash from discontinued operation	-	741.0
Net increase / (decrease) in cash held	-	(6.1)

Note 5 Segment Results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Recoverable amount write-down $m	Non-cash expenses other than depreciation and amortisation $m	Net cash flow from operating activities $m	Net cash flow from investing activities $m
				2006				
Geographic segments								
Australia	**5,187.1**	**636.2**	**177.7**	**107.6**	**21.9**	**80.8**	**888.4**	**(290.5)**
Asia and Pacific	**238.8**	**34.8**	**8.5**	**9.2**	**7.1**	**12.8**	**51.4**	**(5.6)**
Europe	**811.0**	**111.2**	**9.6**	**8.9**	**58.7**	**13.0**	**118.0**	**731.3**
Americas	**3,165.5**	**208.6**	**74.2**	**30.6**	**16.1**	**3.3**	**262.5**	**(35.2)**
Continuing operations	**9,402.4**	**990.8**	**270.0**	**156.3**	**103.8**	**109.9**	**1,320.3**	**400.0**
Unallocated								
Corporate	**146.6**	**200.5**	**16.8**	**7.6**	**-**	**11.1**	**(42.9)**	**(62.9)**
Cash/Borrowings	**449.6**	**3,941.0**					**(232.2)**	
Deferred tax assets/tax provisions	**426.1**	**803.6**					**(210.0)**	
Continuing operations	**10,424.7**	**5,935.9**	**286.8**	**163.9**	**103.8**	**121.0**	**835.2**	**337.1**
Discontinued operations - Australia	**14.4**	**21.5**	**-**	**-**	**-**	**-**	**-**	**-**
Total operations	**10,439.1**	**5,957.4**	**286.8**	**163.9**	**103.8**	**121.0**	**835.2**	**337.1**
				2005				
Geographic segments								
Australia	4,926.7	879.7	1,867.5	88.7	50.1	69.5	701.2	(3,087.3)
Asia and Pacific	253.5	36.4	15.3	8.9	-	4.9	24.1	(22.0)
Europe	1,006.2	109.4	555.2	10.7	13.9	20.3	72.2	(18.8)
Americas	3,356.9	206.4	767.9	32.0	22.1	25.3	123.0	31.1
Continuing operations	9,543.3	1,231.9	3,215.9	140.3	86.1	120.0	920.5	(3,097.0)
Unallocated								
Corporate	223.0	197.0	2.9	9.4	0.6	10.3	(76.3)	22.4
Cash/Borrowings	792.1	5,025.7					(108.7)	
Deferred tax assets/tax provisions	420.4	806.6					(185.6)	
Continuing operations	10,978.8	7,261.2	3,218.8	149.7	86.7	130.3	549.9	(3,074.6)
Discontinued operations	16.6	27.0	0.1	-	-	-	(26.5)	760.3
Total operations	10,995.4	7,288.2	3,218.9	149.7	86.7	130.3	523.4	(2,314.3)

Note 5 Segment Results (continued)

	Total revenue $m	Inter segment sales $m	Net external revenue $m	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
				2006		
Geographical segments						
Australia	**2,991.5**	**(55.6)**	**2,935.9**	**775.4**	**(89.2)**	**686.2**
Asia and Pacific	**328.1**	**(11.6)**	**316.5**	**42.1**	**6.4**	**48.5**
Europe	**601.6**	**(6.0)**	**595.6**	**110.1**	**642.8**	**752.9**
Americas	**1,254.7**	**-**	**1,254.7**	**250.4**	**(27.4)**	**223.0**
Continuing operations	**5,175.9**	**(73.2)**	**5,102.7**	**1,178.0**	**532.6**	**1,710.6**
Unallocated						
Corporate	**17.1**	**-**	**17.1**	**(58.7)**	**(7.1)**	**(65.8)**
Net finance costs				**(243.3)**	**-**	**(243.3)**
Continuing operations	**5,193.0**	**(73.2)**	**5,119.8**	**876.0**	**525.5**	**1,401.5**
Discontinued operations - Australia				**1.8**	**-**	**1.8**
Total operations	**5,193.0**	**(73.2)**	**5,119.8**	**877.8**	**525.5**	**1,403.3**
				2005		
Geographical segments						
Australia	2,577.6	(35.9)	2,541.7	637.8	(17.0)	620.8
Asia and Pacific	271.1	-	271.1	31.7	(8.1)	23.6
Europe	424.9	-	424.9	75.5	(19.5)	56.0
Americas	915.9	-	915.9	151.9	(43.1)	108.8
Continuing operations	4,189.5	(35.9)	4,153.6	896.9	(87.7)	809.2
Unallocated						
Corporate	1.4	-	1.4	(71.3)	19.2	(52.1)
Net finance costs				(81.0)	(15.1)	(96.1)
Continuing operations	4,190.9	(35.9)	4,155.0	744.6	(83.6)	661.0
Discontinued operations - Australia				483.6	-	483.6
Total operations	4,190.9	(35.9)	4,155.0	1,228.2	(83.6)	1,144.6

The Group predominantly operates in four geographic segments. The net finance costs have not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis and is eliminated on consolidation.

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $8.6 million (2005: $7.0 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $68.3 million (2005: $63.3 million) (Refer note 8).

The wine business harmonised inventory costing during the 2006 year, between the acquired Southcorp business and existing wine operations. The financial impact of the costing charges was adjusted in the current period results, which increased the value of Australia wine inventory by $16.8 million and decreased Americas wine inventory by $12.8 million.

Note 5 Segment Results (continued)

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Recoverable amount write-down $m	Non-cash expenses other than depreciation and amortisation $m	Net cash flow from operating activities $m	Net cash flow from investing activities $m
				2006				
Industry segments								
Australian Beer	**1,328.5**	**287.4**	**43.7**	**50.0**	**-**	**24.7**	**694.6**	**(42.0)**
International Beer	**212.3**	**44.5**	**4.7**	**8.0**	**3.4**	**13.0**	**65.1**	**737.5**
Wine	**7,861.6**	**658.9**	**221.6**	**98.3**	**100.4**	**72.2**	**560.6**	**(295.5)**
Continuing operations	**9,402.4**	**990.8**	**270.0**	**156.3**	**103.8**	**109.9**	**1,320.3**	**400.0**
Unallocated								
Corporate	**146.6**	**200.5**	**16.8**	**7.6**	**-**	**11.1**	**(42.9)**	**(62.9)**
Cash/Borrowings	**449.6**	**3,941.0**					**(232.2)**	
Deferred tax assets/tax provisions	**426.1**	**803.6**					**(210.0)**	
Continuing operations	**10,424.7**	**5,935.9**	**286.8**	**163.9**	**103.8**	**121.0**	**835.2**	**337.1**
Discontinued operations	**14.4**	**21.5**	**-**				**-**	**-**
Total operations	**10,439.1**	**5,957.4**	**286.8**	**163.9**	**103.8**	**121.0**	**835.2**	**337.1**
				2005				
Industry segments								
Australian Beer	1,312.9	304.8	103.6	50.6	19.4	39.0	590.8	31.6
International Beer	231.3	19.6	9.2	8.0	22.1	25.4	43.7	(11.9)
Wine	7,999.1	907.5	3,103.1	81.7	44.6	55.6	286.0	(3,116.7)
Continuing operations	9,543.3	1,231.9	3,215.9	140.3	86.1	120.0	920.5	(3,097.0)
Unallocated								
Corporate	223.0	197.0	2.9	9.4	0.6	10.3	(76.3)	22.4
Cash/Borrowings	792.1	5,025.7					(108.7)	
Deferred tax assets/tax provisions	420.4	806.6					(185.6)	
Continuing operations	10,978.8	7,261.2	3,218.8	149.7	86.7	130.3	549.9	(3,074.6)
Discontinued operations	16.6	27.0	0.1				(26.5)	760.3
Total operations	10,995.4	7,288.2	3,218.9	149.7	86.7	130.3	523.4	(2,314.3)

Note 5 Segment Results (continued)

	Total revenue $m	Inter segment sales $m	Net external revenue $m	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
				2006		
Industry segments						
Australian Beer	**2,142.1**	**-**	**2,142.1**	**669.7**	**(8.9)**	**660.8**
International Beer	**220.1**	**-**	**220.1**	**38.5**	**713.1**	**751.6**
Wine	**2,813.7**	**(73.2)**	**2,740.5**	**469.8**	**(171.6)**	**298.2**
Continuing operations	**5,175.9**	**(73.2)**	**5,102.7**	**1,178.0**	**532.6**	**1,710.6**
Unallocated						
Corporate	**17.1**	**-**	**17.1**	**(58.7)**	**(7.1)**	**(65.8)**
Net finance costs				**(243.3)**	**-**	**(243.3)**
Continuing operations	**5,193.0**	**(73.2)**	**5,119.8**	**876.0**	**525.5**	**1,401.5**
Discontinued operations				**1.8**	**-**	**1.8**
Total operations	**5,193.0**	**(73.2)**	**5,119.8**	**877.8**	**525.5**	**1,403.3**
				2005		
Industry segments						
Australian Beer	2,015.5	-	2,015.5	572.6	40.7	613.3
International Beer	254.7	-	254.7	43.6	(25.0)	18.6
Wine	1,919.3	(35.9)	1,883.4	280.7	(103.4)	177.3
Continuing operations	4,189.5	(35.9)	4,153.6	896.9	(87.7)	809.2
Unallocated						
Corporate	1.4	-	1.4	(71.3)	19.2	(52.1)
Net finance costs				(81.0)	(15.1)	(96.1)
	4,190.9	(35.9)	4,155.0	744.6	(83.6)	661.0
Discontinued operations				483.6	-	483.6
Total operations	4,190.9	(35.9)	4,155.0	1,228.2	(83.6)	1,144.6

Note 6 Earnings per share

	Consolidated	
	2006	2005
Basic earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**57.9**	22.6
Basic earnings per share (cents) based on net profit from discontinued operations	**0.1**	23.4
Basic earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**58.0**	46.0
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**2,012,182**	1,998,763
Diluted earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**57.9**	22.6
Diluted earnings per share (cents) based on net profit from discontinued operations	**0.1**	23.4
Diluted earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**58.0**	46.0
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**2,012,182**	1,999,597

Comparatives have been restated to reflect the impact of bonus elements of shares.

Earnings reconciliation

Basic earnings per share	**$m**	$m
Net profit from continuing operations	**1,168.0**	457.4
Net profit attributable to minority interests	**(3.6)**	(5.3)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating basic earnings per share	**1,164.4**	452.1
Net profit from discontinued operations	**1.8**	467.8
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**1,166.2**	919.9
Diluted earnings per share		
Net profit from continuing operations	**1,168.0**	457.4
Net profit attributable to minority interests	**(3.6)**	(5.3)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**1,164.4**	452.1
Net profit from discontinued operations	**1.8**	467.8
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**1,166.2**	919.9

Note 7 Dividends

	2006 $m	2005 $m
Interim dividend of 9.75 cents per ordinary share paid 3 April 2006 (2005: 9.25 cents per ordinary share paid 4 April 2005)	**196.4**	184.4
Final dividend of 11.75 cents per ordinary share proposed by Directors to be paid 2 October 2006 (2005: 10.75 cents per ordinary share paid 3 October 2005)	**237.2**	215.3
Total dividend of 21.50 cents per ordinary share (2005: 20.00 cents per ordinary share)	**433.6**	399.7
Proposed for approval at Annual General Meeting (not recognised as a liability as at 30 June)		
Total franked dividends for 2006: 21.50 cents per ordinary share (2005: 20.00 cents per ordinary share)	**433.6**	399.7
The amount of dividends that have been or will be franked.	**411.7**	394.3
Amount of franking credits available for the subsequent year.	**166.9**	187.5
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	**332.9**	300.3
Satisfied by the issue of shares	**78.7**	93.9
Employee share plan loan repayment	**0.1**	0.1
	411.7	394.3

	Consolidated	
	2006	2005
Franking credit balance		
The amount of franking credits available for the subsequent financial year are:		
- franking account balance as at the end of the financial year at 30% (2005: 30%)	165.7	149.7
- franking credits that will arise from the payment of income tax payable as at the end of the financial year	1.2	37.8
The amount of franking credits available for future reporting periods:	166.9	187.5
- impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	101.7	92.3
	65.2	95.2

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2006. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

Note 8 Investments accounted for using the equity method

	Consolidated	
	2006 $m	2005 $m
Investments in associates and joint venture partners	**68.3**	63.3

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

Note 8 Investments accounted for using the equity method (continued)

Name of entity	Country of Incorporation	Reporting date	Ownership interest 2006 %	2005 %
Alliance des Vins Fins	France	31 December	**44.4**	44.4
Fiddlesticks LLC	United States of America	31 December	**50.0**	50.0
Foster's Europe Pty. Ltd. [1]	United Kingdom	30 June	**-**	66.7
Foster's USA, LLC	United States of America	31 March	**49.9**	49.9
Judd Road Vineyards Limited	New Zealand	30 June	**50.0**	50.0
International Trade and Supply Limited	United Kingdom	31 December	**39.9**	39.9
Oak Vale Vineyard Limited	New Zealand	30 June	**50.0**	50.0
SARL Lovis	France	31 December	**50.0**	50.0

1. Foster's Europe Pty. Ltd. holds the investment in the Foster's European partnership. The Group's ownership interest in Foster's Europe Pty. Ltd. is greater than 50%, but due to the voting rights attached to the shares, the Group does not control this entity. Foster's Australia Limited was entitled to receive royalty income under an agreement with the Foster's European partnership. Foster's Europe Pty Ltd was sold in May 2006.

The carrying values of material investments are:

- Foster's USA LLC $27.8 million (2005: $26.6 million); and
- International Trade and Supply Limited $35.5 million (2005: $31.0 million).

	Consolidated 2006 $m	2005 $m
Equity accounted share of results		
- net profit before income tax	**8.8**	7.6
- income tax expense attributable to net profit	**(0.2)**	(0.6)
- net profits after income tax	**8.6**	7.0
Retained profits attributable to equity accounted investments		
- balance at the beginning of the financial year	**38.6**	37.7
- distributions received	**(5.9)**	(6.1)
- balance at the end of the financial year	**41.3**	38.6
Carrying amount of equity accounted investments		
- balance at the beginning of the financial year	**63.3**	91.3
- additions	**-**	0.6
- share of net profit	**8.6**	7.0
- impairment write-down	**-**	(22.1)
- dividends received	**(5.9)**	(6.1)
- foreign exchange	**2.3**	(7.4)
	68.3	63.3
Share of assets and liabilities		
- current assets	**35.4**	17.8
- non-current assets	**44.6**	39.6
Total assets	**80.0**	57.4
- current liabilities	**(23.8)**	(13.6)
- non-current liabilities	**(9.5)**	(5.2)
Total liabilities	**(33.3)**	(18.8)
- net assets	**46.7**	38.6
Goodwill/other	**21.6**	24.7
	68.3	63.3

The equity accounted share of results, assets and liabilities are based on unaudited management results. There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 9 Contributed Equity

	Consolidated	
	2006	2005
	$m	$m
Paid up capital		
ordinary fully paid shares	**3,616.8**	3,528.9
Movements in Share Capital		
opening balance		
- ordinary fully paid shares	**3,528.9**	3,570.7
- employee shares of $1 paid to 1.67 cents	**-**	-
	3,528.9	3,570.7
1,062,241 (2005: 1,019,965) ordinary fully paid		
shares issued to employees @ $5.59	**5.8**	4.9
- NIL (2005: 33,518 @$4.24)	**-**	0.2
- NIL (2005: 32,192 @ $4.22)	**-**	0.1
- NIL (2005: 22,555 @ $5.36)	**-**	0.1
- NIL (2005: 877,454 @ $5.22 issued at no consideration)		
- NIL (2005: 54,246 @ $5.21 issued at no consideration)		
Options exercised		
- 320,000 @ $2.36	**0.8**	-
- 750,000 @ $2.12 (2005: 500,000)	**1.6**	1.1
- 420,000 @ $2.48	**1.0**	-
Dividend reinvestment plan		
- 9,471,176 @ $5.64 (2005: 10,589,974 @$4.62)	**53.4**	48.9
- 4,812,022 @ $5.26 (2005: 8,605,903 @$5.23)	**25.3**	45.0
On-market share buy-back		
- NIL (2005: 28,743,340 shares @ $4.56 - $5.50 per share)	**-**	(142.1)
Closing balance		
- ordinary fully paid shares	**3,616.8**	3,528.9
- employee shares of $1 paid to 1.67 cents	**-**	-
	3,616.8	3,528.9

Note 9 Contributed Equity (continued)

	FGL	
	2006 shares m	2005 shares m
opening balance		
- ordinary fully paid shares	**2,001.9**	2,008.8
- partly paid employee shares	**1.0**	1.0
	2,002.9	2,009.8
1,062,241 (2005: 1,019,965) employee shares issued	**1.1**	1.0
Dividend reinvestment plan		
- October 2005: 9,471,176 (October 2004: 10,589,974)	**9.5**	10.6
- April 2006: 4,812,022 (April 2005:8,605,903)	**4.8**	8.6
2005 On-market share buy-back	**-**	(28.7)
NIL (2005: 1,130,585) shares issued pursuant to the Foster's Long Term Incentive Plan	**-**	1.1
Options exercised over 1,490,000 (2005: 500,000) ordinary fully paid shares	**1.5**	0.5
closing balance		
- ordinary fully paid shares	**2,018.8**	2,001.9
- partly paid employee shares	**1.0**	1.0
	2,019.8	2,002.9

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Partly paid employee shares

A total of 998,310 (2005: 998,310) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

Dividend reinvestment plan

The company has an established DRP under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash.

Share buy-back

In 2005 28.7 million ordinary shares were purchased by the company at a total cost, including transaction costs, of $142.1 million. The shares were bought back at prices ranging between $4.56 and $5.50 per ordinary share at an average price of $4.94 per ordinary share. There was no share buy-back activity during 2006.

Note 10 Retained Profits

	Consolidated	
	2006	2005
	$m	$m
Retained profits at the beginning of the year	**218.6**	(309.5)
Adjustment resulting from change in accounting policy	**(13.4)**	-
	205.2	(309.5)
Net profit	**1,166.2**	919.9
Actuarial gains/(losses) on defined benefit plans	**13.0**	2.5
Total available for appropriation	**1,384.4**	612.9
Ordinary dividends		
- final paid	**(215.3)**	(209.9)
- interim paid	**(196.4)**	(184.4)
Total available for appropriation		
	(411.7)	(394.3)
Retained profits at the end of the year		
	972.7	218.6

Note 11 Contingent liabilities

	Consolidated	
	2006	2005
Arising in respect of individual controlled entities: amounts uncalled on shares in controlled entities		
Arising in respect of individual controlled entities: guarantees		
- banks and other financiers		
- other persons	-	3.3
Arising in respect of other persons: guarantees		
- banks and other financiers	**150.0**	150.0
- other persons	**46.8**	208.5
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**11.0**	13.2
	207.8	375.0

Potential tax assessments

In May 2006 Foster's commenced a legal process to obtain certainty about the availability of Australian tax losses arising from deduction claims in respect of the funding of the Elders Finance Group (EFG) in the 1980's and 1990's. Foster's is potentially exposed to the possibility of assessments relating to the utilisation of tax losses associated with the funding of EFG. Potential assessments relate to the 1998 to 2004 income tax years and are estimated to total $237 million of primary tax. An additional unquantified amount of penalties and interest charges may also be due, subject to the discretions available to the Australian Commissioner of Taxation.

These tax losses are the subject of an ongoing tax audit by the Australian Taxation Office and the Commissioner of Taxation is yet to determine whether any additional assessments will be raised.

The Directors remain confident of the position adopted by the Group. Should the Australian Taxation Office issue assessments the Directors intend to vigorously defend the deduction claims.

Various other entities in the Group are party to other legal actions which have arisen in the ordinary course of business. These actions are being defended and the Directors believe no material losses will arise.

Note 12 Events occurring after reporting date

On 4 August 2006 the Group announced the sale of its business in Vietnam to Asia Pacific Breweries for US$105 million, and its business and the Foster's brand in India to SABMiller plc for US$120 million, marking the Group's exit from brewing in the Asian region. These transactions are expected to be completed in September 2006.

On 29 August 2006 the Group announced its intention to divest the Wine Clubs and Services business and has appointed external advisors to commence the sales process.

In addition, the Group announced an "on market" share buy-back program of up to $200 million.

Note 13 International Financial Reporting Standards

This is the Group's first full year financial report prepared in accordance with the requirements of AIFRS. Foster's is required to adopt AIFRS from 1 July 2005. Comparative information is required to be restated, with the exception of the requirements of AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" which is only applicable from 1 July 2005 and no comparative information is required.

Presented below are restated balance sheets at 1 July 2004, 30 June 2005 and 1 July 2005, together with the restated income statements for the period ending 30 June 2005 as a result of the transition to AIFRS. There are no changes to the cash flow statement identified as part of AIFRS transition.

Note 13 International Financial Reporting Standards (continued)

		Consolidated		
(a) At the date of transition to AIFRS: 1 July 2004	Note	Previous AGAAP $m	Effect of transition to AIFRS $m	**AIFRS $m**
Current assets				
Cash and cash equivalents		709.6		**709.6**
Receivables		692.1		**692.1**
Inventories	(j)	1,054.8	(20.8)	**1,034.0**
Other financial assets		0.1		**0.1**
Other current assets		55.8		**55.8**
Non-current assets classified as held for sale	(j)	-	202.6	**202.6**
Total current assets		2,512.4	181.8	**2,694.2**
Non-current assets				
Receivables		82.8		**82.8**
Inventories	(f)	552.6	(33.7)	**518.9**
Investments accounted for using the equity method		91.3		**91.3**
Other financial assets		76.9		**76.9**
Property, plant and equipment	(f), (j)	2,142.5	(164.2)	**1,978.3**
Agricultural assets	(j)	265.3	(21.4)	**243.9**
Intangible assets	(b), (c)	2,285.8	(789.3)	**1,496.5**
Deferred tax assets	(d)	387.0	5.8	**392.8**
Other non-current assets		46.5		**46.5**
Total non-current assets		5,930.7	(1,002.8)	**4,927.9**
Total assets		8,443.1	(821.0)	**7,622.1**
Current liabilities				
Payables	(j)	722.0	(26.7)	**695.3**
Borrowings		1,112.2		**1,112.2**
Current tax liabilities		53.9		**53.9**
Provisions	(j), (m)	172.1	43.5	**215.6**
Liabilities directly associated with non-current assets held for sale	(j)	-	28.1	**28.1**
Total current liabilities		2,060.2	44.9	**2,105.1**
Non-current liabilities				
Payables		126.4		**126.4**
Borrowings		1,259.6		**1,259.6**
Deferred tax liabilities	(d)	307.8	451.0	**758.8**
Provisions	(e), (m)	88.9	(31.6)	**57.3**
Total non-current liabilities		1,782.7	419.4	**2,202.1**
Total liabilities		3,842.9	464.3	**4,307.2**
Net assets		4,600.2	(1,285.3)	**3,314.9**
Equity				
Shareholders' interest				
Contributed equity		3,570.7		**3,570.7**
Reserves	(a), (c), (i)	(75.8)	84.7	**8.9**
Retained profits	(l)	1,060.5	(1,370.0)	**(309.5)**
Total parent entity interest		4,555.4	(1,285.3)	**3,270.1**
Minority interests		44.8		**44.8**
Total equity		4,600.2	(1,285.3)	**3,314.9**

Note 13 International Financial Reporting Standards (continued)

(b) At the end of the last reporting period under previous AGAAP: 30 June 2005	Note	Consolidated Previous AGAAP $m	Effect of transition to AIFRS $m	AIFRS $m
Current assets				
Cash and cash equivalents		792.1		**792.1**
Receivables		989.3		**989.3**
Inventories	(j), (k)	1,497.5	(8.5)	**1,489.0**
Other current assets		57.4		**57.4**
Non-current assets classified as held for sale	(j)	-	107.6	**107.6**
Total current assets		3,336.3	99.1	**3,435.4**
Non-current assets				
Receivables	(k)	80.7	0.5	**81.2**
Inventories	(f), (j)	439.1	(38.2)	**400.9**
Investments accounted for using the equity method	(g)	62.0	1.3	**63.3**
Property, plant and equipment	(f), (j)	2,555.4	(89.2)	**2,466.2**
Agricultural assets	(j)	419.6	(5.4)	**414.2**
Intangible assets	(b), (c), (g), (k)	4,368.7	(737.4)	**3,631.3**
Deferred tax assets	(d)	365.2	12.9	**378.1**
Other non-current assets		118.3		**118.3**
Total non-current assets		8,409.0	(855.5)	**7,553.5**
Total assets		11,745.3	(756.4)	**10,988.9**
Current liabilities				
Payables	(j)	1,039.7	(13.3)	**1,026.4**
Borrowings		597.1		**597.1**
Current tax liabilities		45.8		**45.8**
Provisions	(j), (k), (m)	182.9	41.0	**223.9**
Liabilities directly associated with non-current assets held for sale	(j)	-	27.0	**27.0**
Total current liabilities		1,865.5	54.7	**1,920.2**
Non-current liabilities				
Payables	(j)	105.4	(12.9)	**92.5**
Borrowings		4,431.6		**4,431.6**
Deferred tax liabilities	(d)	325.7	467.3	**793.0**
Provisions	(e), (j), (k), (m)	73.0	(28.6)	**44.4**
Total non-current liabilities		4,935.7	425.8	**5,361.5**
Total liabilities		6,801.2	480.5	**7,281.7**
Net assets		4,944.1	(1,236.9)	**3,707.2**
Equity				
Shareholders' interest				
Contributed equity	(i)	3,524.0	4.9	**3,528.9**
Reserves	(a), (c), (i)	(289.3)	210.5	**(78.8)**
Retained profits	(l)	1,670.9	(1,452.3)	**218.6**
Total parent entity interest		4,905.6	(1,236.9)	**3,668.7**
Minority interests		38.5		**38.5**
Total equity		4,944.1	(1,236.9)	**3,707.2**

Note 13 International Financial Reporting Standards (continued)

(c) Adjustments on transition to AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement: 1 July 2005	Note	AIFRS 30 June 2005 $m	Consolidated Effects of AASB 139 Fin instruments $m	AIFRS 1 July 2005 $m
Current assets				
Cash and cash equivalents		792.1		**792.1**
Receivables	(p)	989.3	(74.9)	**914.4**
Inventories		1,489.0		**1,489.0**
Other current assets	(p)	57.4	(7.1)	**50.3**
Non-current assets classified as held for sale		107.6		**107.6**
Derivative financial assets	(o)	-	74.5	**74.5**
Total current assets		3,435.4	(7.5)	**3,427.9**
Non-current assets				
Receivables	(p)	81.2	(11.8)	**69.4**
Inventories		400.9		**400.9**
Investments accounted for using the equity method		63.3		**63.3**
Property, plant and equipment		2,466.2		**2,466.2**
Agricultural assets		414.2		**414.2**
Intangible assets		3,631.3		**3,631.3**
Deferred tax assets	(p)	378.1	10.1	**388.2**
Other non-current assets	(p)	118.3	(77.3)	**41.0**
Derivative financial assets	(o)	-	130.0	**130.0**
Total non-current assets		7,553.5	51.0	**7,604.5**
Total assets		10,988.9	43.5	**11,032.4**
Current liabilities				
Payables	(p)	1,026.4	(14.1)	**1,012.3**
Borrowings		597.1		**597.1**
Current tax liabilities		45.8		**45.8**
Provisions		223.9		**223.9**
Liabilities directly associated with non-current assets held for sale		27.0		**27.0**
Derivative financial liabilities	(o)	-	0.4	**0.4**
Total current liabilities		1,920.2	(13.7)	**1,906.5**
Non-current liabilities				
Payables		92.5		**92.5**
Borrowings	(o)	4,431.6	103.9	**4,535.5**
Deferred tax liabilities	(o)	793.0	(10.8)	**782.2**
Provisions		44.4		**44.4**
Derivative financial liabilities	(o)	-	11.9	**11.9**
Total non-current liabilities		5,361.5	105.0	**5,466.5**
Total liabilities		7,281.7	91.3	**7,373.0**
Net assets		3,707.2	(47.8)	**3,659.4**
Equity				
Shareholders' interest				
Contributed equity		3,528.9		**3,528.9**
Reserves	(o), (p)	(78.8)	(34.4)	**(113.2)**
Retained profits	(o), (p)	218.6	(13.4)	**205.2**
Total parent entity interest		3,668.7	(47.8)	**3,620.9**
Minority interests		38.5		**38.5**
Total equity		3,707.2	(47.8)	**3,659.4**

Note 13 International Financial Reporting Standards (continued)

(a) Reconciliation of profit for the year ended 30 June 2005	Note	Previous AGAAP $m	Consolidated Effect of transition to AIFRS Disclosure $m	Financial $m	**AIFRS $m**
Revenue	(h)	3,946.4	208.6		**4,155.0**
Cost of Sales	(h)	(1,990.8)	17.6		**(1,973.2)**
Gross Profit		1,955.6	226.2		**2,181.8**
Other Income	(h)	1,363.8	(1,269.7)		**94.1**
Selling expenses	(h)	(319.7)	57.0		**(262.7)**
Marketing expenses		(350.6)			**(350.6)**
Distribution expenses		(50.2)			**(50.2)**
Administration expenses	(h)	(610.3)	66.4		**(543.9)**
Other expenses	(c), (g), (h), (i), (k), (n)	(737.3)	436.5	(17.6)	**(318.4)**
Share of profit of associates	(g)	5.7		1.3	**7.0**
Profit from continuing operations before tax and finance costs		1,257.0	(483.6)	(16.3)	**757.1**
Finance income	(h)	108.0	(71.9)		**36.1**
Finance costs	(f), (h)	(207.1)	71.9	3.0	**(132.2)**
Net finance costs		(99.1)	-	3.0	**(96.1)**
Profit before tax from continuing operations	(n)	1,157.9	(483.6)	(13.3)	**661.0**
Income tax expense	(d), (h)	(216.5)	15.8	(2.9)	**(203.6)**
Profit after tax from continuing operations		941.4	(467.8)	(16.2)	**457.4**
Net profit from discontinued operations	(h)		467.8		**467.8**
Net profit attributable to minority interests		(5.3)			**(5.3)**
Net profit attributable to members of Foster's Group Limited		936.1	-	(16.2)	**919.9**

Note 13 International Financial Reporting Standards (continued)

	1 July 2004 $m	30 June 2005 $m
(a) Foreign Currency Translation Reserve		
In accordance with an election made under AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", the cumulative foreign currency translation reserve (FCTR) balance relating to all foreign operations has been reset to nil as at 1 July 2004. The financial impact of this accounting policy change is to reduce the FCTR with a corresponding decrease in retained earnings.	**294.3**	**343.9**
(b) Impairment of Assets		
In accordance with the requirements of AASB 136 "Impairment of Assets", impairment of asset testing is performed on a discounted future cash flow basis for each cash-generating unit. Under previous AGAAP the assessment of recoverable amount of non-current assets was made with reference to undiscounted cash flows. On transition to AIFRS, an adjustment is required to reduce the carrying value of goodwill due to the effect of discounting or identified impairment. The financial impact of this accounting policy change is to reduce the carrying value of goodwill and retained earnings in the following segment:		
- Wine/Australia	**-**	**3.1**
- Wine/Americas	**5.0**	**5.0**
	5.0	**8.1**

	Year Ended 30 June 2005 $m
The financial impact in the Income Statement is an impairment to goodwill in the following segment:	
- Wine/Australia	**3.1**

	1 July 2004 $m	30 June 2005 $m
(c) Brand Names, Mailing Lists, Patents and Licenses		
In accordance with AASB 138 "Intangible Assets," internally generated brand names and mailing lists have been derecognised, as the standard does not permit the recognition of internally generated intangibles. The financial impact of this accounting policy change is to reduce non-current intangible assets. This adjustment has been initially applied to eliminate the remaining asset revaluation reserve ($218.5 million) with the remainder ($565.8 million) reducing retained earnings. The reduction in intangible assets has occurred in the following segments:		
- Australian Beer/Australia	678.1	678.1
- Wine/Australia	35.6	35.6
- Wine/Asia and Pacific	1.9	1.9
- Wine/Europe	57.9	57.9
- Wine/Americas	10.8	10.8
	784.3	784.3

Note 13 International Financial Reporting Standards (continued)

	Year Ended 30 June 2005 $m
The financial impact in the Income Statement is a reduction in the amortisation expense for brand names and mailing lists, and hence an increase in profit in the following segments:	
- Wine/Australia	9.4
- Wine/Americas	2.7
	12.1

	1 July 2004 $m	30 June 2005 $m
(d) Income Taxes		
Under AASB 112 "Income Taxes," tax effect accounting prescribes the balance sheet liability approach as opposed to the previous AGAAP Group policy which applied the profit and loss approach. Under this new method, temporary differences will be identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. In addition, the test for recognition of tax losses has changed from "virtually certain" under the previous guidance to a test of probability. The effects of the adoption of AIFRS are as follows:		
Deferred Tax Assets		
- Deferred tax asset on unbooked tax losses	24.7	24.7
- Deferred tax asset on unrealised foreign exchange adjustments	(22.0)	(22.0)
- Other miscellaneous adjustments	3.1	10.2
	5.8	12.9
Deferred Tax Liabilities		
- Deferred tax liability on brand names	(277.7)	(277.7)
- Deferred tax liability on property, plant and equipment	(151.5)	(151.5)
- Deferred tax liability on grape vines	(36.0)	(36.0)
- De-recognition of deferred tax liability on capitalised interest	11.3	11.3
- Other miscellaneous adjustments	2.9	(13.4)
	(451.0)	(467.3)
(e) Employee Benefits – Superannuation		
Under AASB 119 "Employee Benefits," the Group recognises the net position of defined benefit superannuation funds in the balance sheet, based on an actuarial calculation. On transition, the initial adjustment is to retained earnings, with subsequent movements recorded directly in retained earnings. The financial impact of this accounting policy change is to increase non-current provisions. For the Corporate adjustment, there is a corresponding decrease in retained earnings. For the Wine balances, these relate to adjustments in the underlying Southcorp net assets, therefore for these amounts, a corresponding adjustment is made to goodwill. Adjustments have occurred in the following segments:		
- Wine/Australia – surplus	-	0.5
- Wine/Americas – deficit	-	(0.4)
- Corporate - deficit	(13.3)	(10.8)
	(13.3)	(10.7)

The financial impact in the Income Statement is an increase in the expense attributable to defined benefit superannuation funds of $0.2 million for the year ended 30 June 2005

Note 13 International Financial Reporting Standards (continued)

	1 July 2004 $m	30 June 2005 $m
(f) Borrowing Costs		

Under AASB 123 "Borrowing costs" can be expensed or capitalised. The Group has decided to change its previous accounting policy so that borrowing costs are now expensed as incurred rather than capitalising borrowing costs for qualifying assets. The financial impact of this accounting policy change is to reduce non-current inventory and property, plant and equipment, and retained earnings:

	1 July 2004 $m	30 June 2005 $m
- Inventory	33.7	30.9
- Property, plant and equipment	3.8	3.6
	37.5	34.5

Interest that was previously capitalised was subsequently amortised over time into interest expense. The financial impact on the income statement therefore is the net difference between the expensing of the interest expense and the reversal of the previously recorded amortisation and results in a decrease in net interest expense of $3.0 million for the year ended 30 June 2005.

	Year Ended 30 June 2005 $m
- Interest capitalised on qualifying assets	15.7
- amortisation of interest capitalised on qualifying assets	(18.7)
	(3.0)

(g) Goodwill

Under AASB 3 "Business Combinations", amortisation of goodwill is prohibited. The effect of this is to increase the value of goodwill in the balance sheet and reduce the goodwill amortisation expense in the income statement in the following segments:

	Year Ended 30 June 2005 $m
- Australian Beer	6.3
- International Beer	1.5
- Wine/Australia (including Southcorp)	27.4
- Wine/Asia and Pacific	0.9
- Wine/Americas	17.7
- Wine/Europe	7.0
	60.8

Included in International Beer is goodwill associated with equity accounted investments of $0.6 million for the half year ended 31 December 2004 and $1.3 million for the year ended 30 June 2005.

Note 13 International Financial Reporting Standards (continued)

(h) Profit and Loss Disclosure Adjustments

Revenue from dividends, rent, non-alcoholic beverage income, sales by Capital Liquor (a division of CUB), hop extract sales, bio-resources income and wine club membership fees previously disclosed in "Other operating revenue" is now recognised as part of gross profit.	208.6
Agriculture expenses (previously recognised as self generating and regenerating asset expenses) are now disclosed as part of Cost of Sales.	17.6
Revenue and expenses in relation to discontinued operations previously disclosed in other income, selling, administration and other expenses have been reversed and disclosed against the "Net profit from discontinued operations" line.	467.8
The benefit from interest rate swaps has been shown net of finance costs rather than interest revenue. Net interest expense remains unchanged.	71.9

(i) Share Based Payments

Under AASB 2 "Share-based Payment," share based payments issued to employees are recognised as an expense in respect of the services received, pro-rated over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The transitional and cumulative financial effect of this adjustment is to increase share capital for the Employee Share Grant portion and reserves for the Long Term Incentive Plan component with a corresponding decrease in retained earnings in the following segments:

	1 July 2004 $m	30 June 2005 $m
- Australian Beer	1.3	4.5
- International Beer	0.7	1.6
- Wine	3.4	8.7
- Corporate	3.5	6.6
	8.9	21.4

The financial impact in the Income Statement is an increase in share based payments expense of $12.5 million ($4.9 million relating to Employee Share Grant) for the year ended 30 June 2005.

	Year Ended 30 June 2005 $m
- Australian Beer/Australia	3.2
- International Beer	0.8
- Wine/Australia	1.1
- Wine/Asia and Pacific	1.6
- Wine/Europe	0.2
- Wine/Americas	2.5
- Corporate/Australia	3.1
	12.5

Note 13 International Financial Reporting Standards (continued)

	1 July 2004 $m	30 June 2005 $m
(j) Non-current Assets Held for Sale and Discontinuing Operations		
The requirements of AASB 5 "Non-current Assets Held for Sale and Discontinuing Operations" are for these amounts to be disclosed separately on the balance sheet. The following amounts reclassified to "Non-current assets held for sale" and "Liabilities associated with Non-current assets held for sale" pertain to ALH residual properties, Kent brewery and certain winery and vineyards identified for sale as part of the 2004 Wine Trade Operational Review:		
- Inventories (current)	20.8	9.3
- Inventories (non-current)	-	7.3
- Land and buildings	125.5	82.2
- Plant and equipment	34.9	3.4
- Agriculture	21.4	5.4
Total assets reclassified to "Non-current assets held for sale"	202.6	107.6
- Payables (current)	(26.7)	(13.3)
- Provisions (current)	(1.4)	(0.4)
- Payables (non-current)	-	(12.9)
- Provisions (non-current)	-	(0.4)
Total liabilities reclassified to "Liabilities associated with Non-current assets held for sale"	(28.1)	(27.0)
Net balance	174.5	80.6

(k) Business Combinations

AASB 3 "Business Combinations" results in a revision to the calculation of goodwill arising on acquisition of a business. Certain costs previously capitalised to goodwill, such as restructuring costs, are now expensed directly in the income statement. The financial impact of this accounting policy change is to reallocate $70.5 million of Southcorp restructuring expenses (pre tax) from goodwill to F05 profit and loss. Furthermore, contingent liabilities are required to be recognised in the balance sheet as part of the fair value of net assets acquired. Recognition of contingent liabilities will increase the value attributed to goodwill.

	Pre-tax $m	Tax Effect $m	Net Credit to Goodwill $m
- Restructuring Costs	70.5	(21.4)	49.1
- Contingent Liabilities	(2.0)	-	(2.0)
- Other net assets	4.0	(34.5)	(30.5)
- Amortisation of goodwill	(10.3)	-	(10.3)
Goodwill adjustment on transition to AIFRS	62.2	(55.9)	6.3

F05 Comparative profit decrease	Pre-tax $m	Tax Effect $m	Net debit to F05 profit $m
- Restructuring Costs			
- Wine	66.4	(20.8)	45.6
- Corporate	7.2	(1.9)	5.3
	73.6	(22.7)	50.9
- Amortisation of goodwill	(10.3)	-	(10.3)
Net profit impact	63.3	(22.7)	40.6

Southcorp restructuring costs affecting the F05 income statement of $50.9 million ($73.6 million pre-tax) is higher than the $49.1 million ($70.5 million pre tax) reduction to goodwill due to an Americas restructuring transaction of $1.8 million ($3.1 million pre tax) which was not recognised under previous GAAP.

The reduction to goodwill of $6.3 million is lower than the reduction to F05 net profit due to:	Pre-tax $m	Tax Effect $m	Net impact $m
- recognition of contingent liability direct to goodwill	2.0	-	2.0
- movement in Southcorp acquired net assets due to AIFRS changes	(4.0)	34.5	30.5
- recognition of Americas restructuring provision	3.1	(1.3)	1.8
	1.1	33.2	34.3

Note 13 International Financial Reporting Standards (continued)

(l) Retained Earnings

The effect on retained earnings of the changes set out above are as follows:

	1 July 2004 $m	30 June 2005 $m
Foreign Currency Translation Reserve	(294.3)	(294.3)
Impairment of Assets	(5.0)	(8.1)
Share Based Payments	(8.9)	(8.9)
Brand Names, Mailing Lists, Patents and Licenses	(565.8)	(565.8)
Employee Benefits – Superannuation	(13.3)	(13.3)
Borrowing Costs	(37.5)	(37.5)
Income Taxes	(445.2)	(445.2)
Impact on opening retained earnings	(1,370.0)	(1,370.0)
Superannuation actuarial gains recognised directly in equity	-	2.5
	(1,370.0)	(1,367.5)
- Pre tax	-	(13.3)
- Tax	-	(2.9)
Impact on net profit after tax (including significant items)	-	(16.2)
Reversal of F05 transfer between reserves		(68.6)
Total impact on retained profits	(1,370.0)	(1,452.3)

(m) Employee Entitlements

	1 July 2004	30 June 2005
AASB 101 "Presentation of Financial Statements" provides guidance on classification of current and non-current liabilities, stating that where an entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the reporting date, that liability shall be classified as current. The Group has reclassified its non-current employee entitlements to current where such conditions exist. The total amount transferred from non-current employee entitlements to current is as follows:	44.9	41.0

(n) Net profit and loss movements

	Year Ended 30 June 2005 $m
Other expenses movement comprises	
Reduction in amortisation of brand names and mailing lists - refer (c)	12.1
Reduction in amortisation of goodwill - refer (g)	59.5
Share-based payments - refer (i)	(12.5)
Southcorp restructuring costs reclassified from goodwill - refer (k)	(73.6)
Impairment to goodwill - refer (b)	(3.1)
	(17.6)
Profit before tax from continuing operations movements comprises	
Reduction in amortisation of brand names and mailing lists - refer (c)	12.1
Reduction of amortisation of goodwill (including equity accounting disclosure) - refer (g)	60.8
Share-based payments - refer (i)	(12.5)
Southcorp restructuring costs reclassified from goodwill - refer (k)	(73.6)
Elimination of capitalised borrowing costs – refer (f)	3.0
Impairment of goodwill - refer (b)	(3.1)
	(13.3)

Note 13 International Financial Reporting Standards (continued)

AASB 139 "Financial instruments – recognition and measurement" transition

(o) Derivative financial assets, Derivative financial liabilities and Borrowings

The requirements of AASB 139 "Financial Instruments – recognition and measurement" require the recognition of the fair value of derivative financial assets and liabilities as a separate balance sheet category. Derivatives instruments comprise interest rate swaps and foreign currency forward contracts. Interest rate swaps are used to hedge certain interest rate exposures on the Group's debt portfolio and the foreign currency forward contracts are used to hedge certain trading transactions. The fair value of the interest rate swaps was previously an off balance sheet disclosure.

	Pre-tax $m	Tax Effect $m	Post-tax $m
Treasury unallocated total assets			
- derivative financial assets - interest rate swaps	130.0	(42.2)	87.8
- derivative financial assets – cash flow hedges	74.5	(4.0)	70.5
	204.5	(46.2)	158.3
Treasury unallocated total liabilities			
- borrowings – fair value component	(130.5)	42.5	(88.0)
- debt issuance costs	26.6		26.6
	(103.9)	42.5	(61.4)
- derivative financial liabilities - interest rate swaps	(11.9)	3.6	(8.3)
- derivative financial liabilities – cash flow hedges	(0.4)	-	(0.4)
	(12.3)	3.6	(8.7)

(p) Other debtors, Other creditors, Other assets

Certain foreign currency forward contract derivative balances were previously recognised on the balance sheet in the "Receivables" and "Payables" category.

In addition, the re-classification and re-measurement of certain financial assets and financial liabilities under the requirements of AASB 139 "Financial instruments – recognition and measurement" has resulted in a change in carrying values, mainly associated with the interest bearing impact on these net assets.

	Pre-tax $m	Tax Effect $m	Post-tax $m
Receivables - current			
- Treasury unallocated	(14.1)	-	(14.1)
- Wine / Australia	(60.8)	-	(60.8)
	(74.9)	-	(74.9)
Receivables – non current			
- Australian beer / Australia	(1.2)	0.4	(0.8)
- Corporate / Australia	(10.6)	3.2	(7.4)
	(11.8)	3.6	(8.2)
Other current assets			
- Australian beer / Australia	(1.4)	0.4	(1.0)
- Corporate / Australia	(0.7)	0.2	(0.5)
- Treasury unallocated	(5.0)	1.5	(3.5)
	(7.1)	2.1	(5.0)
Other non current assets			
- Australian beer / Australia	(2.7)	0.8	(1.9)
- Wine / Americas	(2.8)	1.1	(1.6)
- Treasury unallocated	(71.8)	14.8	57.0
	(77.3)	16.7	(60.6)
Payables - current			
- Treasury unallocated	(14.1)	-	(14.1)

Note 14 Business Combinations

On 12 May 2005, the Group obtained control of Southcorp Limited following an off market takeover offer. The acquired business combination contributed revenues of $155.0 million and net profit of $19.9 million to the Group for the period from 12 May 2005 to 30 June 2005. The fair value of the net assets acquired on acquisition are detailed below inclusive of restructuring costs provided for on acquisition. The goodwill is the result of the difference between the offer price for the acquired shares (less transaction costs) of $3.2 billion and the fair value of the acquired net assets.

In accordance with AASB 3, "Business Combinations", adjustments to provisional fair values have been recognised by re-stating the carrying values of assets and liabilities in the 2005 comparatives.

	Acquisition Balance Sheet $m	Fair value adjustments $m	Provisional fair value on acquisition $m	Adjustments to provisional fair values $m	Final acquisition Balance Sheet $m
Current assets					
Cash and cash equivalents	21.7		21.7		21.7
Receivables	295.3	(0.3)	295.0	(1.6)	293.4
Derivative financial assets	32.9	27.9	60.8		60.8
Inventories	604.0	(51.0)	553.0	(21.2)	531.8
Other current assets	10.1	(4.1)	6.0	3.9	9.9
Total current assets	964.0	(27.5)	936.5	(18.9)	917.6
Non-current assets					
Property, plant and equipment	543.9	(19.0)	524.9	(31.6)	493.3
Agricultural assets	179.2		179.2	(70.5)	108.7
Inventories	158.8	0.1	158.9		158.9
Brand names	366.0	353.0	719.0		719.0
Goodwill	-	1,531.3	1,531.3	85.2	1,616.5
Other receivables	7.7		7.7		7.7
Derivative financial assets	42.0	(35.1)	6.9		6.9
Deferred tax assets	38.9	43.7	82.6	42.3	124.9
Other non-current assets	0.4		0.4		0.4
Total non-current assets	1,336.9	1,874.0	3,210.9	25.4	3,236.3
Total assets	2,300.9	1,846.5	4,147.4	6.5	4,153.9
Current liabilities					
Payables	250.9	16.9	267.8	(4.2)	263.6
Provisions	54.4	40.4	94.8	6.3	101.1
Derivative financial liabilities	32.9	(32.9)	-		-
Income tax payable	1.9	(0.1)	1.8	3.4	5.2
Total current liabilities	340.1	24.3	364.4	5.5	369.9
Non-current liabilities					
Payables	-	17.5	17.5	36.9	54.4
Borrowings	451.2	10.2	461.4	(3.0)	458.4
Derivative financial liabilities	42.0	(42.0)	-		
Deferred tax liabilities	85.2	9.0	94.2	(35.6)	58.6
Provisions	18.4		18.4	2.7	21.1
Total non-current liabilities	596.8	(5.3)	591.5	1.0	592.5
Total liabilities	936.9	19.0	955.9	6.5	962.4
Net assets acquired	1,364.0	1,827.5	3,191.5	-	3,191.5

Note 15 Asset Statistics per Ordinary Share

	2006	2005
Net tangible asset backing per ordinary share	**$0.39**	($0.02)
Net asset backing per ordinary share	**$2.21**	$1.83

77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"On-market Share Buy-Back/Appendix 3C"

Released: 29 August 2006

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

29 August, 2006

FOSTER'S TO RETURN FUNDS IN $200 MILLION ON-MARKET SHARE BUY-BACK

Foster's Group Limited (Foster's) today announced its intention to return up to $200 million to shareholders through an on-market share buy-back program.

Strong operating cash flows and proceeds from asset sales, including the recently announced sale of Foster's brewing operations in India and Vietnam, have reduced net debt balances to below $3.5 billion as at 30 June 2006.

This has created the opportunity to return funds to shareholders through an on-market share buy-back program commencing mid-September 2006, subject to market conditions.

"The fact that Foster's is buying back shares only 12 months after the acquisition of Southcorp is very significant," Foster's Chief Executive Officer, Trevor O'Hoy said. "It is testament to the strong operating cash flow generation of our core multi-beverage and wine businesses and to the significant value that we've realised from non-core assets during the year."

Foster's remains committed to achieving metrics consistent with a BBB+(Standard & Poors) / Baa1 (Moody's) credit rating by the 2008 financial year.

Foster's has appointed ABN AMRO to assist the company with its capital management program.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	2,018,726,507
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Capital Management

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	No

On-market buy-back

9	Name of broker who will act on the company's behalf	ABN AMRO Equities Australia Limited
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	The number of shares that can be bought back with up to $200 million
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	Commencing 12 September 2006 for an unlimited duration
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: R.K. Dudfield .... Date: 29 August 2006
(Assistant Company Secretary)

Print name: Robert Dudfield

== == == == ==

+ See chapter 19 for defined terms.

77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

The following release was made to the Australian Stock Exchange Limited today:

"Full Year Results Presentation"

Released: 29 August 2006

Pages: 29
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

Full Year Results Presentation

29 August 2006


SALTRAM
CASCADE
CARLTON DRAUGHT
GABBIANO
MID
VB

Outlook Statement Disclaimer

FOSTER'S GROUP

Foster's Group Limited advises that the following presentation contains forward looking statements which may be subject to significant uncertainties outside of Foster's control.

No representation is made as to the accuracy or reliability of forecasts or the assumptions on which they are based.

Actual future events may vary from these forecasts and you are cautioned not to place undue reliance on any forward looking statement.

Clubs & Services

FOSTER'S GROUP

	H1 06 $m	H2 06 $m	FY06 $m	H1 05 $m	H2 05 $m	[illegible]
Volume [1]	1.4	1.2	2.6	1.5	1.4	2.9
NSR	283	255	538	304	287	591
EBITA	25	19	44	30	19	49
EBIT	23	16	39	29	15	44
Depreciation	(6)	(5)	(11)	(6)	(6)	(12)
SGARA	0	(0)	(0)	0	(0)	(0)
Normalised OCFPIT	34	24	58	38	39	77
Net Capex	(1)	(2)	(3)	(2)	(5)	(7)

1. 9L cases (millions)

Foster's Brewing International

FOSTER'S GROUP

	H1 06 $m	H2 06 $m	FY06 $m	[illegible]	[illegible] $m	[illegible]
Volume [1]	[illegible]9.6	40.9	100.5	54.8	52.2	107.0
NSR	18.8	104	234	129	135	264
EBITA	[illegible]	[illegible]	39	23	21	44
EBIT	[illegible]	18	38	23	21	44
Depreciation	(4)	(4)	(8)	(4)	(4)	(8)
Normalised OCFPIT	17	48	65	19	26	45
Net Capex	(2)	(3)	(4)	(3)	(5)	(8)

1. 9L cases (millions)

Debt Summary

FOSTER'S GROUP

		FY06 $m	FY05 $m
Gross Debt	Gross Borrowings	3,973	5,026
	Debt Issuance Costs	(23)	0
	Fair Value Adjustment to fixed rate debt	(9)	0
	Borrowings per balance sheet	3,941	5,026
Net Debt	Cash	(450)	(792)
	Fair Value of fixed rate debt hedges	8	0
	Net Debt	3,499	4,234
Debt Portfolio	AUD (A$)	473	450
	USD (US$)	2,118	2,503
	GBP(GBP)	182	426
	Other (A$)	184	291
	% Fixed – Gross Borrowings	44%	56%

New Reporting Structure – EBIT Mapping

FOSTER'S GROUP

	CUB	Wine Trade	FBI	Clubs & Services	Corporate	Total
AAP	670	120	11			800
Americas		253	2			255
EMEA		58	11			69
Corporate					(59)	(59)
Clubs & Services				39		39
Divested (1)			14			14
Total	670	431	38	39	(59)	1,119

1. Earnings associated with businesses and asset dispositions including the Foster's trademark in Europe and Asian brewing businesses.

New Reporting Structure

FOSTER'S GROUP

	AAP			Americas		
	H1 06 $m	H2 06 $m	FY06 $m	H1 06 $m	H2 06 $m	FY06 $m
Volume [1] [2]	68.5	59.3	127.8	12.6	12.2	24.8
NSR [1] [2]	1,518	1,265	2,783	591	604	1,195
EBIT	431	369	800	123	132	255

1. 9L cases (millions)
2. Excludes non-alcoholic beverages in Australia

New Reporting Structure

FOSTER'S GROUP

	EMEA			Clubs & Services		
	H1 06 $m	H2 06 $m	FY06 $m	H1 06 $m	H2 06 $m	FY06 $m
Volume [1]	4.2	4.9	9.1	1.4	1.2	2.6
NSR	187	195	382	283	255	538
EBIT	35	34	69	23	16	39

1. 9L cases (millions)

Definitions

FOSTER'S GROUP

Exchange rate
Average exchange rates used for profit and loss purposes in the year ended 30 June 2006 are: \$A1 = \$US 0.7467 (2005: \$A1 = \$US 0.7499), \$A1 = GB£ 0.4205 (2005: \$A1 = GB£ 0.4047). Period end exchange rates used for balance sheet items are: \$A1 = \$US 0.7391 (2005: \$A1 = \$US 0.7632), \$A1 = GB£ 0.4043 (2005: \$A1 = GB£ 0.4224).

Pro Forma
Pro Forma information has been prepared as if the Southcorp acquisition had been completed on 30 June 2004. For the purpose of calculating Pro Forma EBIT, Southcorp's EBIT in the year ended 30 June 2005 is \$129 million and is before one off profits of \$21 million and hedge benefits of \$45 million. Foster reported EBIT has also been adjusted to exclude hedge benefits of \$17 million.

Constant Currency
Assumes current and prior earnings of self-sustaining foreign operations are translated at the current year average rate. No adjustment has been made in relation to transactional currency exposures.

Continuing Business
Total business excluding Lensworth (divested December 2004)

EBIT
Continuing business earnings before interest, tax and significant items.

EBITDAS
Continuing business earnings before interest, tax, depreciation, amortisation, significant items & SGARA.

Net profit
Continuing business net profit before SGARA, amortisation, significant items and discontinued operations.

Continuing business OCF
Continuing business operating cash flow before cash receipts and payments associated with significant items and other one-off transactions.

Continuing business OCFPIT
Continuing business OCF prior to interest and tax.

SGARA
Australian International accounting standard AASB141 "Agriculture".

FOSTER'S
GROUP


SALTRAM
CASCADE
MID
VB

FOSTER'S
GROUP

Trevor O'Hoy

Chief Executive Officer


CASCADE
SALTRAM
CARLTON DRAUGHT
BERINGER
VB

2006 Objectives

FOSTER'S
GROUP


Financial Objectives

- Multi-beverage brand portfolio weighted to growth categories and segments
- Strong distribution capabilities

- Integration and synergy capture
- Build innovation pipeline
- Develop organisation capabilities
- Divest low returning businesses

- Strong earnings growth
- Synergy and supply efficiencies capture
- Debt reduction

2006 Operating Highlights

FOSTER'S GROUP


Revenue
Costs
Capital

- Route-to-market integration
- First stage assessment of global wine brands
- Product innovation pipeline in place

- Southcorp synergies $61m, annualised run rate $146m
- Supply efficiencies delivering product cost reductions
- Ongoing beer and wine supply efficiency initiatives
- Brand investment just over 9% of sales

- $1 billion realised from the sale of international beer assets
- $200 million on-market share buy back
- Decision to divest Clubs & Services businesses

2006 Brand Highlights

FOSTER'S GROUP


VB
BERINGER
CARLTON

- Underlying portfolio strength
- Geographical and category diversity
- Strong core brands across all categories
- High growth regional and specialist brands
- Top 10 brand volumes up 0.8%, revenue up 3.3%

- VB – innovative brand investment to renew consumer interest
- Great performance from Carlton Draught, Pure Blonde, Corona
- Good growth in Beringer, Penfolds and Wolf Blass

- Lindemans encouraging trends in Europe and the Americas
- Disappointing Rosemount performance

2006 Financial Highlights

FOSTER'S GROUP



Group
Cash Flow
Group

- Net profit up 15.4%
- EPS up 14.8%
- EBIT margins up 180 basis points to 22.6%

- Operating cash flow pre interest and tax up 43% to $1.3 billion
- $557 million realised from divestments, net of acquisitions
- Net debt $3.5 billion

- ROCE down 3 points to 13.7%
- Dividend up 7.5% to 21.5 cents

Unless otherwise indicated throughout this presentation all numbers are before significant items.
Net profit and EPS are also before SGARA and amortisation.

FOSTER'S GROUP

Pete Scott

Chief Financial Officer



CASCADE
SALTRAM
CARLTON DRAUGHT
COUGAR
PURE BLOND
MID
GABBIANO
BERINGER
VB

Key Financials – Continuing Business

FOSTER'S GROUP

Earnings	Sales	up	24.5%	$4,946m
	EBIT	up	35.6%	$1,119m
	Net Profit	up	15.4%	$623m
	EPS	up	14.8%	31.0
	ROCE	down	3pts	13.7%
Cash Flow	Cash Conversion	up	9.5pts	102.7%
	Cash Flow after Dividends	up	68%	$328m
	Net Debt	down	$734m	$3,499m

Unless otherwise indicated throughout this presentation all numbers are before significant items.
Net profit and EPS are also before SGARA and amortisation.

Net Profit After Tax

FOSTER'S GROUP

Continuing Business Net Profit Before Significant Items



A$m
900
800
700
600
500
400
300
200
100
0
540
(17)
298
12
(162)
(28)
1
(21)
FY05 Net Profit
Hedge Profit
Divisional EBIT
Corporate
Interest
Tax
OEI
Amortisation & SGARA After Tax
FY06 Net Profit

Pro Forma 2005 EBIT

FOSTER'S GROUP

Southcorp Pro Forma 2005 EBIT



225
200
175
150
125
100
201
(45)
(21)
135
(5)
(1)
129
Reported EBITAS
Hedge Benefits
One Time Benefits
Pro Forma EBITAS
SGARA
AIFRS
Pro Forma EBIT

- Currency hedge benefits
- One time items
- Southcorp's 2005 SGARA loss
- AIFRS transition

Foster's Pro Forma 2005 EB[illegible]



925
850
775
700
625
825
(20)
(17)
129
917
Reported EBIT
6 week Southcorp Contribution
Hedge Benefits
Southcorp Pro Forma EBIT
Foster's Pro Forma EBIT

- 6 week contribution from Southcorp in 2005
- Currency hedge benefits
- Southcorp pro forma EBIT

EBIT – Continuing Business

FOSTER'S GROUP

	Reported			[illegible]	
	FY06 $m	FY0[illegible] $m	[illegible] %	[illegible]	[illegible] %
CUB	670	573	17.0	573	17.0
Wine Trade	431	237	81.8	329	31.1
Clubs & Services	39	44	(10.7)	44	(10.7)
FBI	38	43	(11.7)	43	(11.7)
Corporate	(59)	(71)	17.7	(71)	17.7
Total	1,119	826	35.6	917	22.0

All numbers are before significant items.

1. Assumes Southcorp acquisition completed 30 June 2004 and excludes one off items reported by Southcorp, and currency hedge benefits reported by Southcorp and Foster's Group in FY05.

Carlton & United Beverages

FOSTER'S GROUP

	FY06	FY05 $m	Change %
Beer Volume[1]	[illegible]5	101.8	0.7
Total Volume[1][2]	[illegible]9.1	108.0	1.0
Revenue[2]	2,007	1,883	6.6
EBIT	670	573	17.0

1. 9L cases (millions)
2. Excludes non-alcohol beverages

Revenue

- Volume and revenue growth in Beer, Spirits, Wine and Cider
- Strong growth in premium beers and RTDs

EBIT

- Total cost base up 2%
- Supply efficiencies
- Focused A&P spend
- Overheads as a percentage of revenue down marginally

Carlton & United Beverages

FOSTER'S GROUP

Carlton & United Beverages – Financial Drivers



A$m
700
650
600
550
500
573
12
90
7
(12)
670
FY05 EBIT
Volume
Price / Mix / CoGS
A&P
Other
FY06 EBIT

Foster's Wine Trade

	Reported			Pro Forma[2]	
	FY06 $m	FY05 $m	Change %		
Volume[1]	39.1	21.2	84.1	38.4	1.9
Revenue	2,237	1,329	68.3	2,212	1.1
EBIT	431	237	81.8	329	31.1

Volume and Revenue

- Limited innovation and new product development
- Trading terms dislocation in the UK
- Distributor de-stocking

EBIT

- Synergy realisation
- Supply benefits
- $10m Southcorp supply costs in first half

1. 9L cases (millions)
2. Assumes Southcorp acquisition completed 30 June 2004, excluding SRP one-offs and FY05 hedge benefits

Foster's Wine Trade

Pro Forma Wine Trade – Financial Drivers


A$m
450
400
350
300
250
412
(62)
(21)
329
59
(10)
21
431
FY05 EBIT
Hedge Benefits
One-Offs
FY05 Underlying
Synergy
SRP Supply Chain
SGARA & Amortisation
Organic Growth
FY06 EBIT

Foster's Wine Trade Volume and Value

FOSTER'S GROUP

Brands | ns



■ Volume □ Revenue
%
10
5
0
-5
-10
-15
-20
-25
Wolf Blass
Beringer
Lindemans
Rosemount
Penfolds
Other
Total



■ Volume □ Revenue
%
6
4
2
0
-2
-4
Americas
Asia Pacific
EMEA
Total

- Excluding Rosemount volume up 4.8% and revenue up 3.4%
- Wolf Blass positive mix, negative impact of de-stocking in Canada
- Beringer case rate decline reflects mix
- Rosemount volumes down 23%

- Improving performance in Americas
- EMEA impacted by major UK retailer dislocation
- Continental Europe up 30%
- Difficult trading conditions in Australia, strong growth in Asia

Southcorp Integration Synergies

FOSTER'S GROUP

Synergies 30th June 200



EBIT
$61m
Capture
$75m
Run Rate
$146m
0
30
60
90
120
150
$m's
■ Route to Market □ Production & Procurement ■ Corporate and Overheads

- **2007 cost synergies of approximately $130 million**
- **2008 cost synergies of approximately $165 million**
- **December 2006 run rate expected to be approximately $165 million**

Clubs & Services, Foster's Brewing International and Corporate

FOSTER'S GROUP

Clubs & Services	Revenue	down	(9.0)%	$538m
	EBIT	down	(10.7)%	$39m
Foster's Brewing International	Volume (9L cases)	down	(6.1)%	100.5m
	Revenue	down	(11.3)%	$234m
	EBIT	down	(11.7)%	$38m
Corporate	Costs	down	(17.7)%	$(59)m

Significant Items (before tax)

FOSTER'S GROUP

		FY06 $m	FY05 $m	Total $m
Southcorp Integration & Restructuring	Cash	(84)	(53)	(137)
	Non-cash	(18)	(27)	(45)
	Total integration and restructuring	(102)	(80)	(182)
Other Items	Gain on sale of International Beer Assets	713	-	
	Clubs & Services	(86)	-	
	Other	-	(4)	
	Total Significant Items	525	(84)	

Cash Flows – Continuing Business

FOSTER'S GROUP

		FY06 $m	FY05 $m	Change %
Operating Cash Flow pre Interest & Tax	Reported OCFPIT[1]	1,277.4	817.7	56.2
	Add: Southcorp integration	92.2	1.4	
	Southcorp hedge book receipts	(57.9)	-	
	Other significant items	13.0	82.3	
	Discontinued operations	-	26.4	
	Dividends received	(0.1)	(2.9)	
	Continuing business OCFPIT, before significants	1,324.6	924.9	43.2
Cash Conversion	CUB	down	1.3pts	98.3%
	Wine Trade	up	31.0pts	103.6%
	Foster's Group	up	9.5pts	102.7%

1. Includes significant items, discontinued businesses and dividends received.

Net Debt

FOSTER'S GROUP

Net Debt Movement



A$m
4,500
4,000
3,500
3,000
2,500
2,000
4,233
(1,325)
232
210
220
335
(763)
206
47
(3)
106
3,499
Cash Flow after Dividends up 68% to $328
FY05 Net Debt
OCFPIT
Net Interest
Tax
Net Capex
Dividends
Divestments & Asset Sales
Acquisitions
Significant Items
Shares Issued
Non-Cash Items
FY06 Net Debt

Capital Structure & Debt Profile

FOSTER'S GROUP

		FY06 $m	FY05 $m
Net Debt	Gross Balance Sheet Debt	3,941	5,026
	Cash	(450)	(792)
	Derivatives	8	0
	Closing Net Debt	3,499	4,234
[illegible]ing	Net debt / book equity	78%	114%
Interest Cover	EBIT (x's)	4.6	10.2

FOSTER'S
GROUP

Trevor O'Hoy

Chief Executive Officer


CASCADE
SALTRAM
CARLTON DRAUGHT
PURE BLOND
MID
GABBIANO
SEPPELT
VB
BERINGER
SASS
Crown

2007 Objectives

FOSTER'S GROUP

V Crea	• Multi-beverage brand portfolio weighted to growth categories and segments • Strong distribution capabilities
Value Drivers	• Revenue – insight driven investment in route-to-market, brands and new product development • Supply – highest product quality, low cost and flexible • Efficiency – core drinks focus, regional structure
Major Initiatives	• Route-to-market refinement • Brand investment and new product development • Maintain momentum in supply • Capital efficiency and cash flow

25

Route-to-Market Integration

FOSTER'S GROUP

Aus	• Refine multi-beverage sales model • Portfolio streaming by customer channel • Channel-based product and marketing innovation • Foster's Beverage Services
Americas	• Estates Wine Group • Focus in key markets and on key brands
Europe Middle East Africa	• UK retailer relationships now on a sound footing • Continental Europe distribution reach • Close UK white space distribution

26

Innovation is a Key Growth Driver

FOSTER'S GROUP

NPD Share of Category Growth 03-05	Packaging Format Share and Growth



%
Existing Products
New Products
100
80
60
40
20
0
$4-6
$6-8
$8-10
$10-14

Source: ACNielsen (52 weeks ending 11 March 06)



%
$ Share
Growth
75
60
45
30
15
0
-15
750 ML
1.5 L
5 L Box
3 L Glass
187 ML
4 L Glass
3 L Cask (Premium)
375 ML

Source: ACNielsen (52 weeks ending 11 March 06)

- New brands and new packaging formats are driving wine category growth in the US
- New marketing approaches, varietals and source countries are also key
- The underlying drivers are demographic diversity and generational change

Foster's Approach to Innovation

FOSTER'S GROUP

Consumers & Customers	Portfolio	Supply



- Align portfolio to consumer profit pools, based on consumer insights
- Maximise opportunities in venues, based on customer insights

- Define and deliver brand and portfolio full potential

- Right size volume expectations to the market demand and supply
- Supply supports NPD with flexible, efficient sourcing including new pack formats

Recent Innovation & Repacks

FOSTER'S GROUP


New packaging for Black Opal


US and UK launching Pink & Yellow


RAWSON
RETREAT
Premium 3L bag-in-box SKUs for the Nordics


the Little Penguin in Shrink Wrap


Bilyara Reserve in world's first full-size PET wine bottle


Lindemans Winemaker Release


Classic Range €3.99

Varietal Range €5.79

Beringer SKUs for Europe

Rosemount: Relaunch

FOSTER'S GROUP


What
When

- Complete makeover – from wine itself to new architecture, products, packaging, advertising and sponsorship
- All markets
- Commences instore Australia and UK November 2006


relaxed entertaining

Simplified Range





Old Architecture
New Architecture
Diamond Label
Diamond Label
Diamond Cellars
Rycroft and Rosemount Road

Rosemount: Relaunch

Consumer Relevance	• A better taste experience • Elegant, tactile new packaging unlike anything in the marketplace – will stimulate consumer trial
Customer Relevance	• A big name revitalised – easier to sell than new-to-world innovation • Stand-out shelf appeal • Growth and profit driver • Will drive trade-up in spend
Portfolio Management	• Complements portfolio – only global brand with a modern, sophisticated positioning • Growth and profit driver – US is the lead market, global opportunity • Engenders confidence – brand-building capability

Lindemans: Country of Origin

FOSTER'S GROUP

Consumer Relevance	• A safe and reliable way of exploring wines from new places • South Africa and Chile wines are showing strong growth in US and Europe
Customer Relevance	• Retailers can develop multiple categories with one brand – helps de-clutter category
Portfolio Management	• Brand marketing activity can be leveraged across a number of categories • Meets needs of pragmatist consumer segment (savvy shoppers who look for dependable, value-for-money wines) • Leverages global, flexible supply capabilities



Australian Multi-Beverage Innovation

FOSTER'S GROUP


Win $1,000,000 Cold Card Cash
Plus 12 prizes each day of a $500 Visa Card

Cold Card Cash mega-promotion

VB "Boony" Cricket Promotion


VB
BOONANZA II
www.boonanza.com

Carlton Masterbrand


CARLTON

Cougar Masterbrand



Demand-Driven Supply

FOSTER'S GROUP

Outstanding Quality
- Universal commitment to quality

Flexible
- Risk-weighted forward commitment planning
- Supply base aligned to global demand
- Continuous improvement culture

Low Cost
- Production and procurement scale opportunities
- Cross category integration
- Network optimisation

Supply Initiatives FY05-FY08

FOSTER'S GROUP


FY05
FY06
FY07
FY08
Wine Trade Operational Review
Southcorp Synergies
Packaging Consolidation
Logistics Transformation
Winery Consolidation
Implementation
Realisation

Efficiency

FOSTER'S GROUP

Regional Management Structure

- Leverage global scale, maintain local execution
- Overhead and support function optimisation
- First reporting will be interim fiscal 2007

apital Allocation

- Clubs and Services disposition
- Completion of Asian brewing divestments
- $200m share buy back

Financial KPI's

FOSTER'S GROUP

Gro

10% pa normalised EPS growth	✓
Returns @ premium to WACC	✓
EBITDA cash flow conversion in excess of 90%	✓
Gearing to target 65-75% range by FY08	✓
Net debt to below $3b by FY09	✓
Group EBIT margins exceeding 20%	✓

Wine Trade

Wine returns to cost of capital by FY08	✓
Wine EBIT margins reach 25% by FY07	✓
Southcorp synergy realisation	✓

Outlook

FOSTER'S GROUP

Region	Outlook
Australia Asia Pacific	• Beer revenue growth, challenging wine environment • Retail consolidation • Margin expansion as supply benefits are realised
Americas	• Domestic supply/demand balance • Increasing investment in sales capability, brands and NPD • Margin expansion as supply benefits are realised
Europe Middle East Africa	• Benefits from improved UK retailer relationships • Continental Europe growing strongly • Margin expansion as supply benefits are realised

Sustained Financial Performance

FOSTER'S GROUP

Reported Continuing Business EPS Growth



%
16
14
12
10
8
6
4
2
0
FY02
FY03
FY04
FY05
FY06

Cash Flow after Dividends



A$m
350
300
250
200
150
100
50
0
FY02
FY03
FY04
FY05
FY06

- 2nd year of double-digit EPS growth
- Cash flow after dividends up 68% to $328 million

FOSTER'S
GROUP


SALTRAM
CASCADE
CARLTON DRAUGHT
GABBIANO
COUGAR
PURE BLOND
SASS STRAWBERRY BUBBLY
VB
SEPPELT
Crown Lager
BERINGER

FOSTER'S
GROUP

Supplementary Information


SALTRAM
CASCADE
CARLTON DRAUGHT
GABBIANO
COUGAR
PURE BLOND
MID
SASS STRAWBERRY BUBBLY
VB
SEPPELT
Crown Lager
BERINGER

Continuing Business Results

FOSTER'S GROUP

	[illegible] $m	H2 06 $m	[illegible] $m	H[illegible] $m	H2 0[illegible] $m	FY05 $m
NSR	2,593	2,353	4,946	2,030	1,942	3,972
EBIT	594	525	1,119	462	364	826
Net profit	333	290	623	302	238	540
EPS (¢'s)	16.6		31.0	15.1		27.0
Adjust (After tax):						
Significant Items	(38)	595	557	8	(59)	(51)
Amortisation	(5)	(5)	(10)	(4)	(12)	(16)
SGARA	(1)	(6)	(7)	(3)	(15)	(18)
Discontinued	2	0	2	471	(3)	468

Free cash flow

FOSTER'S GROUP

		[illegible] $m	FY05 $m
[illegible]	EBITDAS	1,291	993
	Working Capital	77	(81)
	Other Items	(43)	13
	OCFPIT before significants	1,325	925
Net O[illegible] Cas[illegible]	Net Interest Paid	(232)	(109)
	Tax Paid	(210)	(186)
	Dividends received	-	3
	Net Operating Cash Flows before significants	883	633
Free Cash Flow	Net Capex	(220)	(131)
	Dividends	(335)	(306)
	Free Cash Flows	328	196

Carlton & United Beverages

	H1 06 $m	H2 06 $m	FY06 $m	H1 05 $m	H2 05 $m	FY05 $m
Beer Volume [1]	54.5	48.0	102.5	54.3	47.5	101.8
Total Volume [1] [2]	58.1	51.0	109.1	57.6	50.4	108.0
NSR [2]	1,073	934	2,007	1,002	881	1,883
EBITA	372	298	670	316	258	574
EBIT	372	298	670	315	258	573
Depreciation	(22)	(28)	(50)	(23)	(26)	(49)
Normalised OCFPIT	282	425	707	273	347	620
Net Capex	(6)	(35)	(41)	(64)	(31)	(95)

1. 9L cases (millions)
2. Excludes non-alcoholic beverages

Wine Trade (Reported)

	H1 06 $m	H2 06 $m	FY06 $m	H1 05 $m	H2 05 $m	FY05 $m
Volume [1]	20.5	18.6	39.1	9.7	11.5	21.2
NSR	1,147	1,090	2,237	645	684	1,329
EBITA	207	229	436	131	115	246
EBIT	204	227	431	129	108	237
Depreciation	(42)	(36)	(78)	(26)	(30)	(56)
SGARA	(1)	(6)	(7)	(4)	(14)	(18)
Normalised OCFPIT	250	289	539	125	107	232
Net Capex	(56)	(93)	(149)	(24)	(12)	(36)
RO[illegible]			6.5			7.0

1. 9L cases (millions)

Wine Trade (Pro Forma)

	H1 06 $m	H2 06 $m	FY06 $m	[illegible] 05 $m	H2 05 $m	FY05 $m
Volume [1]	20.5	18.6	39.1	20.1	18.3	38.4
NSR	1,147	1,090	2,237	1,175	1,037	2,212
EBIT	204	227	431	185	144	329

1. 9L cases (millions)

Wine Trade (Pro Forma by Region)

	Ame[illegible]		[illegible] Pacific		EMEA	
	[illegible]	[illegible]	[illegible]	[illegible]	FY06	FY05
	[illegible]	$m	$m	$m	$m	$m
Volume [1]	[illegible]	18.[illegible]	12.6	12.3	7.7	7.9
[illegible]	1,191	1,130	679	691	367	391
E[illegible]	253	186	120	92	58	51

1. 9L cases (millions)